LaBranche & Co Inc.

STRENGTH TECHNOLOGY EXPERIENCE SERVICE 2001

Annual Report

About LaBranche & Co Inc.
Founded in 1924, our LaBranche & Co. LLC subsidiary is the Specialist for 648 companies, nine of which are in the Dow Jones Industrial Average and 103 of which are in the S&P 500 Index, and is the Specialist for 122 AMEX-Listed options.

LaBranche & Co Inc. and Subsidiaries

Selected Financial & Operational Data

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Income Statement Data:			
Revenues	$ 424.1	$ 344.8	$201.0
Net Income	$ 71.6	$ 81.9	$ 29.0
Balance Sheet Data:			
Working Capital	$ 485.6	$ 366.5	$229.5
Total Assets	$2,000.8	$1,004.1	$505.9
Total Long-Term Debt	$ 429.2	$ 397.8	$162.3
Stockholders' Equity	$ 928.4	$ 370.9	$252.0
Operational Data:			
Number of Our NYSE Common Stock Listings	591	386	271
Total Share Volume on the NYSE of Our Specialist Stocks (in Billions)	76	53	26
Total Dollar Volume on the NYSE of Our Specialist Stocks (in Billions)	$ 2,519	$ 2,213	$1,209
NYSE Average Daily Trading Share Volume (in Millions)	1,240	1,042	809
Number of Our AMEX Common Stock Listings	57	–	–
Number of Our AMEX Option Listings	122	21	–

(In Millions, Except for Operational Data)


$68
$126
$201
$345
$424
97
98
99
00
01
(In Millions of Dollars)

LaBranche Revenue Growth



Michael LaBranche
Chairman, President
and CEO

2001 was a year of many accomplishments for LaBranche & Co Inc. We continued to successfully execute our growth strategy through acquisitions and build on our internal operating strengths to consolidate our position of leadership in the Specialist business. Against a backdrop of an economy in recession and a substantial downward adjustment in the valuation of world equity markets, we remained solidly profitable while providing customers with the most transparent, fair and liquid markets anywhere. We moved forward in our efforts to harness technology in bringing customers closer to the point of sale. In testimony to the dedication and resilience of our professionals and the soundness of our operating platform, we opened trading four business days after the terrorist attack of September 11, handling several successive days of record volumes.

Financial Results: Revenues rose 23% to $424 million from $345 million in 2000. Net income was $72 million, or $1.13 per fully diluted share, versus $82 million, or $1.69 per fully diluted share, in 2000. Cash earnings increased to $105 million from $102 million the previous year. Per share cash earnings were $1.85 versus $2.10 in 2000. All per share results reflect an increase in weighted-average shares outstanding to 56.9 million from 48.6 million.

LaBranche & Co Inc.
- LaBranche & Co. LLC
- LaBranche Financial Services, Inc.

Continued Progress: In 2001, we consolidated our leadership position on the New York Stock Exchange through both acquisitions and internal business development. In March, we completed the acquisition of ROBB PECK McCOOEY Financial Services, Inc., which added 129 companies to the LaBranche list of specialist stocks. In September, we purchased from R. Adrian Company, LLC and Freedom Specialist Inc. the interest in our joint specialist account that we did not previously own, bringing in 29 additional stock listings. We acquired Bocklet & Company, LLC in October, which acted as Specialist for 60 companies. Through these transactions, we added 218 companies to our specialist stock list, including three from the Dow Jones Industrial Average and 32 from the S&P 500 Index.

Our ability to demonstrate to newly listed companies our strengths in service and market quality is equally important to our future. I am pleased to report that in 2001, LaBranche was selected as Specialist by the management of 26 companies.

In August, the Company expanded its presence on the American Stock Exchange by acquiring the business of Cranmer & Cranmer, which acted as

Specialist for 52 AMEX-listed companies as well as 85 options, many of which are among the AMEX's most active. This transaction increased the number of options we handle to 122, giving us more product diversification in a dynamic marketplace.

LaBranche has built a strong presence in the equity markets as a result of a cohesive strategy. The listed auction market is the most transparent and beneficial system for market participants, as well as publicly-traded companies. It is our objective to stay at the forefront of the stock execution business as it evolves. We are confident that our position in the marketplace will serve your interests well into the future.

Michael LaBranche
Chairman, President and CEO
March 18, 2002


STRENGTH


28.5%
21.7%
13.5%
12.7%
8.7%
97
98
99
00
01

LaBranche % of Share Volume on the NYSE

echnology has made the Specialist role in the listed markets more important than ever. As Specialist, we hold a unique position in the auction market system, bringing together buyers and sellers and meeting our obligation to maintain fair and orderly markets in the stocks we trade.

The role of the Specialist has continued to evolve with the changing financial markets. Dramatic changes in daily trading volumes have required the application of new and robust technologies. Greater trading volumes and volatility have made a strong and growing capital position essential for success as a Specialist. The changes in financial markets over the past 25 years have placed greater value on timely information – and listed companies have increasingly looked to their Specialist to stay on top of market developments.

LaBranche's strength lies in its ability to serve listed companies in both traditional and new ways. We've led the way with new technologies, greatly increased our corporate relations staff and expanded our service offerings. Our commitment to deliver unmatched service to listed companies has enabled us to become the leading Specialist on the New York Stock Exchange.

In 2001, LaBranche ranked first among Specialists by several important measures: dollar volume, share volume, and total number of NYSE-listed companies. LaBranche also established a solid presence on the American Stock Exchange in options and equities. In response to our clients' growing needs, we also developed a substantial clearing operation, which is now part of our LaBranche Financial Services, Inc. subsidiary.

LaBranche acts as Specialist for 648 listed companies. The combined market capitalization of the companies LaBranche represents is approximately $4.6 trillion – almost 60% higher than the market capitalization of Nasdaq and greater than the combined market value of the companies listed on the Tokyo and London Stock Exchanges. As the number-one ranked NYSE Specialist in both ADR trading volume and trading value, LaBranche is also an undisputed leader in global trading.

In recent years, the strength of LaBranche's NYSE franchise has increased through both acquisitions and organic growth. The listed companies we represent include some of the largest and most recognized names in business: 37 rank among the world's 100 largest corporations based on market capitalization, 103 are included in the S&P 500 Index and nine listed companies are components of the Dow Jones Industrial Average.

To build upon its strengths, LaBranche successfully generates capital. As of December 31, 2001, the Company's capitalization was approximately $1.4 billion. Our strong financial position enables us to make better markets for listed companies while giving us the resources to pursue growth plans.


TECHNOLOGY


1,240
1,042
809
674
527
(Millions of Shares)
97
98
99
00
01

NYSE Average Daily Volume

In 2001, LaBranche handled trades of more than 27 billion principal shares. Today, the New York Stock Exchange's SuperDot electronic system delivers about 92% of all orders to the Exchange. These statistics underscore the fact that while the Specialist business will always be about people, it is also, increasingly, about technology. Indeed, LaBranche's commitment to technology has been a large part of its success. Technology also holds an important place in the Company's strategy for growth, as it seeks to further enhance the superior performance of the auction market with increased speed and transparency.

Technology will continue to be applied in ways that facilitate higher trading volumes and enhance the efficiency of the auction market through increased speed and greater transparency.

The benefits of disaster recovery planning were proven in the aftermath of the horrible events of September 11. When the market reopened on September 17, the Company's systems processed a record number of trades without a hitch.

LaBranche's approach to technology is clear: effectively apply innovations in communications and data processing in ways that bring customers closer to the markets. That was the strategy behind our decision to merge ROBB PECK McCOOEY Clearing Corporation, Henderson Brothers, Inc., and Internet Trading Technologies, Inc. (ITTI) in December 2001. The new division, called LaBranche Financial Services, Inc. (LFSI), is focused on providing straight-through processing – and quickly getting point of sale information to customers.

LFSI offers the sophisticated technology of Universal Trader® to its customers. This easy-to-use Web-based order management and delivery platform gives clients a direct, efficient and low-cost multi-destinational connection to the point of sale on the NYSE floor and other markets. LFSI's brokers on the NYSE floor are also equipped with technologically advanced handheld devices that allow for wireless trading, including the receipt of trade executions and confirmations. Working with the NYSE's advanced platform, we have pioneered developments in this capability. In addition, this technology platform can provide institutional clients a clear picture of current trading activity on the Floor of the Exchange.

LaBranche has long believed that technology will be applied in ways that result in higher trading volumes and enhance the efficiency of the auction market. We remain confident that the Company is in a strong position to benefit from technological change.


EXPERIENCE
Frankfurter Allgemeine
Finanzmarkt heute
EURO STOXX 50
Wirtschaftlich
Entwicklung
MARKET
STOCKS


$4.6
$2.9
$2.3
$2.1
$1.1
(Value in Trillions)
Germany
London
Tokyo
Nasdaq
LAB

Dominant Global Market Share
(Domestic listed companies as of year end)

Each day, LaBranche's more than 100 Specialists confront myriad situations in the stocks of the companies they represent – from order imbalances at the open or close to periods of extreme market volatility. In such a rapidly changing and fast-paced environment, the value of experience is paramount to making strong markets, minimizing volatility and significantly improving liquidity in our listed companies' stocks.

Over the decades, LaBranche has created an organization where experience is recognized and rewarded. This is evident throughout the Company, from the intensive training programs for trading assistants to our industry-leading corporate relations team to senior management, where executives have an average of more than 30 years of relevant experience. The Company's ability to make superior markets in its clients' stocks is a direct result of the honed skills of its professionals.

The caliber of the LaBranche team has enabled the Company to grow by successfully, swiftly and effectively integrating acquisitions. Through 11 acquisitions over the past five years, we have welcomed many seasoned Specialists to the LaBranche team. We also have implemented significant initiatives to ensure that all of our listed companies, including those that came to LaBranche through acquisitions, receive the highest-quality service. Our depth of experience has given us the ability to effectively deploy our human resources not only in the trading venues but throughout the Company.

In addition to our experienced NYSE Specialists, LaBranche has floor team captains who are charged with monitoring activities throughout the day. Strategically positioned throughout our trading posts, the captains observe trades and constantly review real-time trading positions through our information systems. They are also readily available to assist Specialists when unusual situations or market conditions arise.

Perhaps nothing exemplifies the value of experience more than our special situations teams. These teams are assembled and deployed to address unusually challenging or market-moving events, such as mergers and acquisitions, unanticipated corporate events or initial public offerings. Comprised of experienced Specialists and trading assistants under the watchful eye of a LaBranche floor captain, the team is deployed as needed to ensure that LaBranche meets all of its obligations to the companies it serves.

LaBranche remains committed to providing the training, support and resources to ensure that listed companies continue to benefit from the experience of people throughout the Company.


SERVICE


545
97
98
99
00
01
LaBranche Total Employees
(As of year end)
Specialists and Trading Support
LFSI
Finance/Office Administration

At LaBranche, our definition of service is broad and we are deeply committed to providing the highest-quality service. To LaBranche, service is about making superior markets for listed company stocks, keeping their senior management apprised of important market trends and building and maintaining a strong technological infrastructure that makes effective service delivery possible. Individual attention, backed by the strong capital position and resources of the industry leader, are the hallmarks of LaBranche's service focus.

Our Specialists and corporate relations team provide individual attention to companies and important insights on their stocks, their industries and general market trends.

With their perspective derived from the marketplace, Specialists are a unique source of real-time news and analysis for listed companies. Along with the firm's dedicated corporate relations team, LaBranche Specialists provide companies with important insights on the market, their stocks and the industries in which they operate. To keep a step ahead, our corporate relations team has grown significantly over the years and provides excellent services to our listed companies.

LaBranche's corporate services includes hosting a Listed Company Conference that reviews important developments in the securities industry, shareholder value issues and other topics of significance to the senior management of listed companies. We maintain a comprehensive web site with up-to-date information on developments impacting our listed companies and their shareholders. To monitor our performance, we also commission an independent research firm to survey listed companies. Our service has continued to receive overwhelmingly positive marks. This is a reflection of the dedicated individuals at our firm. Equally important, this is a measure of the effective processes and practices we have in place to ensure not only that we meet our obligations to listed companies, but that we meet our own demanding service standards as well.

LaBranche recognizes that its continuing success depends upon meeting the changing needs of listed companies and other clients – today and into the future.

NEW YORK STOCK EXCHANGE
COMMON STOCK LISTINGS

KDE	4 Kids Entertainment, Inc.
ABB	ABB Limited
ABN	ABN AMRO Holding N.V.
AIF	Acceptance Insurance Company, Inc.
ACG	ACM Income Fund, Inc.
ATU	Actuant Corp.
ADX	Adams Express Company (The)
ADO	Adecco S.A.
ASF	Administaff, Inc.
RKY	Adolph Coors Company
AAP	Advance Auto Parts, Inc.
MKT	Advanced Marketing Services, Inc.
ASX	Advanced Semiconductor Engineering Inc.
AG	AGCO Corp.
AGR/A	Agere Systems Inc.
A	Agilent Technologies, Inc.
APS	Alamosa Holdings, Inc.
ALK	Alaska Air Group, Inc.
AIN	Albany International Corp.
ARE	Alexandria Real Estate Equities, Inc.
Y	Alleghany Corporation
AGN	Allergan, Inc.
ALE	Allete, Inc.
AWF	Alliance World Dollar Government Fund II, Inc.
ATK	Alliant Techsystems Inc.
AFC	Allmerica Financial Corporation
ALS	Alstom S.A.
ACH	Aluminum Corporation of China
AWA	America West Holdings Corporation
AEP	American Electric Power Company
AXP	American Express Company
AFG	American Financial Group, Inc.
ARL	American Realty Investors, Inc.
INV	American Residential Investment Trust, Inc.
AWK	American Water Works Company, Inc.
AML	AMLI Residential Properties Trust
APN	Applica Incorporated
AIT	Applied Industrial Technologies, Inc.
APW	APW Ltd.
ADM	Archer-Daniels-Midland Company
ASN	Archstone-Smith Trust
ARI	Arden Realty Group, Inc.
ACK	Armstrong Holdings, Inc.
T	AT&T Corp.
AWE	AT&T Wireless Group
CGO	Atlas Air Worldwide Holdings, Inc.
ATO	Atmos Energy Corporation
ANZ	Australia & New Zealand Banking Group, Ltd.
OST	Austria Fund (The)
ALV	Autoliv Inc.
AV	Avaya Inc.
AVY	Avery Dennison Corporation
BEZ	Baldor Electric Company
BBV	Banco Bilbao Vizcaya Argentaria S.A.
BCH	Banco de Chile
ITU	Banco Itau S.A.
SAN	Banco Santiago
CIB	Bancolombia S.A.
IRE	Bank of Ireland Group
BMO	Bank of Montreal
BN	Banta Corporation
ABX	Barrick Gold Corporation
BOL	Bausch & Lomb Inc.
BWC	Belden Inc.
BMS	Bemis Company, Inc.
BNG	Benetton Group, S.p.A.
BER	Berkley (W.R.) Corporation
BRK/A	Berkshire Hathaway, Inc. - Class A
BRK/B	Berkshire Hathaway, Inc. - Class B
BRY	Berry Petroleum Company
BJ	BJ's Wholesale Club, Inc.
BSD	BlackRock Strategic Municipal Trust (The)
BBI	Blockbuster Inc.
BLT	Blount International, Inc.
BMM	BMC Industries, Inc.
BMC	BMC Software, Inc.
BEI	Boardwalk Equities Inc.
RST	Boca Resorts Inc.
BWA	Borg Warner Inc.
BTF	Boulder Total Return Fund Inc.
BOY	Boykin Lodging Company
BRP	Brasil Telecom Participacoes S.A.
BTM	Brasil Telecom S.A.
BRE	BRE Properties, Inc.
BMY	Bristol-Myers Squibb Company
BGY	British Energy plc
BRO	Brown & Brown, Inc.
BWS	Brown Shoe Company, Inc.
BF/A	Brown-Forman Corp. - Class A
BF/B	Brown-Forman Corp. - Class B
BPL	Buckeye Partners, L.P.
BBR	Butler Manufacturing Co.
CWP	Cable and Wireless plc
CDT	Cable Design Technologies
CDN	Cadence Design Systems, Inc.
CPT	Camden Property Trust
COF	Capital One Financial Corporation
CSU	Capital Senior Living Corporation
CAE	Cascade Corporation
CLS	Celestica Inc.
CX	Cemex S.A. de C.V.
CXP	Centex Construction Products, Inc.
CTX	Centex Corporation
CKP	Checkpoint Systems, Inc.
CPG	Chelsea Property Group, Inc.
CSK	Chesapeake Corporation
CHK	Chesapeake Energy Corporation
CVX	Chevron Texaco Corporation
SNP	China Petroleum & Chemical Corporation
CHZ	Chittenden Corporation
CI	Cigna Corporation
CIN	Cinergy Corp.
KMX	Circuit City Stores, Inc.-CarMax Group
CC	Circuit City Stores, Inc.-Circuit City Group
CZN	Citizens Communications Company
CBC	Clark/Bardes, Inc.
CCU	Clear Channel Communications, Inc.
CNH	CNH Global N.V.
CIF	Colonial Intermediate High Income Fund
CMA	Comerica Incorporated
FIX	Comfort Systems USA Inc.
CFB	Commercial Federal Corporation
CTV	Commscope, Inc.
GGY	Compagnie Generale de Geophysique S.A.
ABV	Companhia de Bebidas Das Americas
ABV/C	Companhia de Bebidas Das Americas – Class C
CIG	Companhia Energetica de Minas Gerais
CTC	Compania de Telecommunicaciones de Chile S.A.
ELP	Compania Paranaense de Energia-COPEL

CPQ	Compaq Computer Corporation
CSC	Computer Sciences Corporation
CIX	CompX International Inc.
CFD	Conseco Strategic Income Fund
CNC	Conseco, Inc.
CGX	Consolidated Graphics, Inc.
CAL	Continental Airlines, Inc.
COO	Cooper Companies Inc.
CDA	Cordiant Communications Group plc
CPO	Corn Products International, Inc.
CRN	Cornell Corrections, Inc.
CNO	Cornerstone Propane Partners, L.P.
COY	Corporate High Yield Fund
CPV	Correctional Properties Trust
CJR	Corus Entertainment Inc.
CUZ	Cousin's Properties Inc.
CVH	Coventry Health Care
CR	Crane Co.
CRD/A	Crawford & Company - Class A
CRD/B	Crawford & Company - Class B
CIK	Credit Suisse Asset Management Income Fund
CK	Crompton Corporation
CRO	Crown Pacific Partners, L.P.
CSX	CSX Corporation
CFR	Cullen/Frost Bankers, Inc.
CVS	CVS Corporation
DCX	DaimlerChrysler AG
DRF	Dan River Inc.
DF	Dean Foods Company
DGF	Delaware Investments Global Div. & Inc. Fund
DAL	Delta Air Lines, Inc.
DEL	Deltic Timber Corporation
DFS	Department 56, Inc.
DEO	Diageo plc
DL	Dial Corporation (The)
DYS	Distribucion Y Servicio D&S S.A.
DG	Dollar General Corporation
DJ	Dow Jones & Company, Inc.
DQE	DQE, Inc.
DHF	Dreyfus High Yield Strategies Fund
DSM	Dreyfus Strategic Municipal Bond Fund, Inc.
LEO	Dreyfus Strategic Municipals, Inc.
DST	DST Systems, Inc.
DTE	DTE Energy Company
DRE	Duke Realty Corporation
DVI	DVI, Inc.
DD	E.I. du Pont de Nemours and Company
EMN	Eastman Chemical Company
EK	Eastman Kodak Company
ECL	Ecolab, Inc.
ELK	Elcor Corp.
ERJ	Embraer Empresa Brasileira de Aeronautica S.A.
ETF	Emerging Markets Telecommunications Fund, Inc.
EMR	Emerson Electric Co.
ICA	Empresas ICA Sociedad Controladora
ELE	Endesa, S.A.
EN	Enel S.p.A.
E	Eni S.p.A.
EBF	Ennis Business Forms, Inc.
ETR	Entergy Corporation
ENZ	Enzo Biochem, Inc.
ENT	Equant N.V.
EQT	Equitable Resources, Inc.
EQS	Equus II Incorporated
ESS	Essex Property Trust, Inc.
EL	Estee Lauder Companies Inc.
EXC	Exelon Corporation
EXE/A	Extendicare, Inc. - Class A
XOM	Exxon Mobil Corporation
FDS	FactSet Research Systems, Inc.
FIC	Fair, Isaac & Company, Inc.
FRE	Federal Home Loan Mortgage Corp.
FMO	Federal Mogul Corp.
FRT	Federal Realty Investment Trust
FSS	Federal Signal Corporation
FII	Federated Investors, Inc.
FMK	FiberMark, Inc.
FDC	First Data Corp.
FF	First Financial Fund, Inc.
FTN	First Tennessee National Corporation
FUR	First Union Real Estate Equity & Mortgage Investments
FLE	Fleetwood Enterprises, Inc.
FLS	Flowserve Corporation
FTS	Footstar, Inc.
F	Ford Motor Corp.
FWC	Foster Wheeler Ltd.
FOX	Fox Entertainment Group, Inc.
GPS	Gap, Inc. (The)
GCO	Genesco Inc.
GGC	Georgia Gulf Corp.
GGB	Gerdau S.A.
GER	Germany Fund Inc.
GTY	Getty Realty Corp.
GSK	GlaxoSmithKline plc
GLB	Glenborough Realty Trust Incorporated
GHI	Global High Income Dollar Fund, Inc.
GPN	Global Payments Inc.
GSB	Golden State Bancorp Inc.
GT	Goodyear Tire & Rubber Company (The)
GOT	Gottschalks, Inc.
GGG	Graco Inc.
GVA	Granite Construction Incorporated
GPK	Graphic Packaging International Corporation
GCS	Gray Communications Systems
GCS/B	Gray Communications Systems - Class B
GFR	Great American Financial Resources, Inc.
GLK	Great Lakes Chemical Corp.
GL	Great Lakes REIT
GNI	Great Northern Iron Ore Properties
GXP	Great Plains Energy Incorporated
GMP	Green Mountain Power Corporation
ASR	Grupo Aeroportuario del Sureste, S.A. de C.V.
IMY	Grupo Imsa, S.A. de C.V.
TV	Grupo Televisa, S.A.
GSH	Guangshen Railway Company Limited
GRL	Gulf Indonesia Resources Ltd.
GSE	Gundle/SLT Environmental, Inc.
HRB	H&R Block, Inc.
HNZ	H.J. Heinz Company
HAE	Haemonetics Corporation
HAL	Halliburton Co.
JH	Harland (John H.) Co.
HSC	Harsco Corporation
HIG	Hartford Financial Services Group, Inc.
HVT	Haverty Furniture Companies, Inc.
HVT/A	Haverty Furniture Companies, Inc. - Class A
HE	Hawaiian Electric Industries, Inc.
HCC	HCC Insurance Holdings, Inc.
HR	Healthcare Realty Trust
HXL	Hexcel Corporation
HRH	HILB Rogal & Hamilton Company

HSP	Hispanic Broadcasting Corporation
HI	Household International, Inc.
HWL	Howell Corporation
HBC	HSBC Holdings plc
HNP	Huaneng Power International, Inc.
HYC	Hypercom Corporation
HTR	Hyperion Total Return Fund
IEX	IDEX Corporation
IMN	Imation Corp.
IBA	Industrias Bachoco S.A. de C.V.
ING	ING Groep N.V.
IEE	Integrated Electrical Services
ICM	Internacional de Ceramica, S.A. de C.V.
IAL	International Aluminum Corp.
IMC	International Multi-Foods Corporation
IRS	IRSA Inversiones y Representaciones S.A.
ITA	Italy Fund, Inc.
J	J Net Enterprises, Inc.
JEC	Jacobs Engineering Group Incorporated
JFC	Jardine Fleming China Region Fund, Inc.
JEF	Jefferies Group, Inc.
JS	Jefferson Smurfit Group plc
JCC	Jilin Chemical Industrial Co. Ltd.
JLG	JLG Industries, Inc.
JAS/A	Jo-Ann Stores, Inc. - Class A
JAS/B	Jo-Ann Stores, Inc. - Class B
PPF	John Hancock Patriot Preferred Dividend Fund
JW/A	John Wiley & Sons, Inc. - Class A
JW/B	John Wiley & Sons, Inc. - Class B
JLL	Jones Lang LaSalle Incorporated
JRC	Journal Register Company
KPP	Kaneb Pipeline Partners, L.P.
KSL	Kaneb Services LLC
KCS	KCS Energy Inc.
KWD	Kellwood Co.
KM	Kmart Corporation
KE	Koger Equity Inc.
PHG	Koninklijke Philips Electronics N.V.
KB	Kookmin Bank
KFY	Korn/Ferry International
KFT	Kraft Foods Inc.
KKD	Krispy Kreme Doughnuts, Inc.
KR	Kroger Co. (The)
KUB	Kubota Corporation
LQI	La Quinta Corporation
LRW	Labor Ready, Inc.
LFL	Lan Chile S.A.
LHO	LaSalle Hotel Properties
LAQ	Latin American Investment Fund, Inc. (The)
LEE	Lee Enterprises, Incorporated
LEH	Lehman Brothers Holdings, Inc.
LII	Lennox International, Inc.
LXP	Lexington Corporate Properties Trust
LNN	Lindsay Manufacturing Co.
LIN	Linens N' Things
LYG	Lloyds TSB Group plc
LDG	Longs Drug Stores, Inc.
LOR	Loral Space and Communications Ltd.
LOW	Lowes Companies, Inc.
LU	Lucent Technologies Inc.
LYO	Lyondell Chemical Company
MTB	M&T Bank Corporation
MRD	MacDermid, Incorporated
TUC	Mac-Gray Corporation
MTA	Magyar Tavkozlesi RT ("MATAV")
MHY	Managed High Income Portfolio, Inc.
MTU	Managed Municipal Portfolio II, Inc.
MMU	Managed Municipals Portfolio Inc.
HCR	Manor Care, Inc.
MAN	Manpower Inc.
MTZ	MasTec, Inc.
MXO	Maxtor Corporation
MWV	MeadWestvaco Corporation
MDT	Medtronic, Inc.
MRK	Merck & Co., Inc.
MCY	Mercury General Corp.
MDP	Meredith Corp.
TMR	Meridian Resource Corporation (The)
MSB	Mesabi Trust CTFS
MX	Metso Corporation
MXE	Mexico Equity & Income Fund
MFI	MicroFinancial Inc.
MAA	Mid-America Apartment Communities, Inc.
MRR	Mid-Atlantic Realty Trust
MZ	Milacron Inc.
MLR	Miller Industries, Inc.
MIL	Millipore Corporation
MMM	Minnesota Mining & Manufacturing Company
MNA	Minnesota Municipal Term Trust
GRO	Mississippi Chemical Corporation
OOM	mmO2
MHK	Mohawk Industries, Inc.
MNY	MONY Group Inc. (The)
MOG/A	Moog, Inc. - Class A
MOG/B	Moog, Inc. - Class B
MCL	Moore Corporation Ltd.
MGC	Morgan Grenfell Smallcap Fund
IIC	Morgan Stanley California Insured Income Trust
MWD	Morgan Stanley Dean Witter & Co.
MSD	Morgan Stanley Emerging Markets Debt Fund, Inc.
MGB	Morgan Stanley Global Opportunity Bond Fund, Inc.
YLT	Morgan Stanley High Income Advantage Trust II
ICB	Morgan Stanley Income Securities Inc.
IMB	Morgan Stanley Insured Municipal Bond Trust
OIC	Morgan Stanley Muni Income Opportunity Trust III
IQN	Morgan Stanley New York Quality Municipal Securities
IQT	Morgan Stanley Quality Municipal Investment Trust
MHF	Municipal High Income Fund
MNP	Municipal Partners Fund Inc.
MVT	Munivest Fund II, Inc.
MIY	Muniyield Michigan Insured Fund Inc.
MQT	Muniyield Quality Fund II Inc.
MUR	Murphy Oil Corp.
MYK	Mykrolis Corporation
MYL	Mylan Laboratories Inc.
NAB	National Australia Bank, Ltd.
NDC	National Data Corporation
IRL	New Ireland Fund, Inc.
NXL	New Plan Excel Realty Trust, Inc.
NWS	News Corporation Limited (The)
NWS/A	News Corporation Limited Voting ADS (The)
NKE	Nike, Inc.
NTT	Nippon Telegraph and Telephone Corporation
NI	NiSource Inc.
NL	NL Industries, Inc.
NBL	Noble Affiliates, Inc.

NE	Noble Drilling Corp.	PFO	Preferred Income Opportunity Fund Inc.	SJI	South Jersey Industries Inc.
NOK	Nokia Corporation	PLD	ProLogis Trust	SOA	Southern Africa Fund, Inc.
NMR	Nomura Holdings, Inc.	POI	Protection One, Inc.	SSS	Sovran Self Storage, Inc.
NTL	Nortel Inversora S.A.	PEG	Public Service Enterprise Group Incorporated	ST	SPS Technologies, Inc.
NOR	Northwestern Corporation	PUB	Publicis Group S.A.	STJ	St. Jude Medical, Inc.
NVS	Novartis AG	PTM	Putnam Managed High Yield Trust	SPC	St. Paul Companies, Inc. (The)
NUS	Nu Skin Enterprises, Inc.	PMO	Putnam Municipal Opportunities Trust	STT	State Street Corporation
NUE	Nucor Corporation	PWR	Quanta Services, Inc.	LVB	Steinway Musical Instruments, Inc.
NUI	NUI Corporation	IQW	Quebecor World Inc.	SM	Sulzer Medica
NXC	Nuveen California Tax Free Fund, Inc.	STR	Questar Corporation	SIH	Sun International Hotels Limited
NNC	Nuveen NC Premium Income Municipal Fund	LQ	Quinenco, S.A.	SU	Suncor Energy Inc.
NNJ	Nuveen NJ Premium Income Municipal Fund, Inc.	Q	Qwest Communications International	STI	SunTrust Banks, Inc.
NXP	Nuveen Select Tax Free Income Portfolio	RDN	Radian Group, Inc.	SBL	Symbol Technologies, Inc.
OO	Oakley Inc.	RRC	Range Resources Corporation	TWN	Taiwan Fund, Inc.
ODP	Office Depot, Inc.	RCS	RCM Strategic Global Government Fund, Inc.	TSM	Taiwan Semiconductor Manufacturing Company Ltd.
OGE	OGE Energy Corp.	ROG	Rogers Corporation	TCO	Taubman Centers, Inc.
OMM	OMI Corporation	ROU	Rouge Industries, Inc.	CVT	TCW Convertible Securities Fund, Inc.
OCR	Omnicare, Inc.	RAM	Royal Appliance Manufacturing Co.	TLD	TDS A/S
OCQ	Oneida Ltd.	KPN	Royal PTT Nederland N.V.	TKP	Technip-Coflexip
OFG	Oriental Financial Group Inc.	RYL	Ryland Group, Inc. (The)	TSU	Tele Celular Sul Participacoes S.A.
OCA	Orthodontic Centers of America, Inc.	SFP	Salton, Inc.	TRO	Tele Centro Oeste Celular Participacoes S.A.
OHP	Oxford Health Plans, Inc.	SJT	San Juan Basin Royalty Trust	TBE	Tele Leste Celular Participacoes S.A.
BOH	Pacific Century Financial Corporation	IMI	SANPAOLO IMI S.p.A.	TNE	Tele Norte Leste Participacoes S.A. -TELEMAR
PRE	PartnerRe Ltd.	SBC	SBC Communications Inc.	TSD	Tele Sudeste Celular Participacoes S.A.
POG	Patina Oil & Gas Corporation	SCV/A	Scania AB - Class A	TEO	Telecom Argentina Stet-France Telecom S.A.
PY	Pechiney S.A.	SCV/B	Scania AB - Class B	TBH	Telecomunicacoes Brasileiras S.A.
PDX	Pediatrix Medical Group, Inc.	SGP	Schering-Plough Corp.	TSP	Telecomunicacoes de São Paulo S.A.
PNN	Penn Engineering & Manufacturing Corp.	SLB	Schlumberger Limited	TFX	Teleflex Incorporated
PNNA	Penn Engineering & Manufacturing Corp. - Class A	SPI	Scottish Power plc	TAR	Telefonica de Argentina S.A.
PVA	Penn Virginia Corporation	LBF	Scudder Global High Income Fund	TDP	Telefonica del Peru S.A.
PVR	Penn Virginia Resource Partners, L.P.	SAF	Scudder New Asia Fund, Inc.	TMX	Telefonos de Mexico, S.A. de C.V.
PBG	Pepsi Bottling Group, Inc.	SJR	Shaw Communications Inc.	TMB	Telemig Celular Participacoes S.A.
PC	Perez Companc S.A.	SKO	ShopKo Stores, Inc.	TCP	Telesp Celular Participacoes S.A.
PBT	Permain Basin Royalty Trust	SDT	Siderca SAIC	TU	Telus Corporation
PTR	PetroChina Company Limited	SRP	Sierra Pacific Resources	GIM	Templeton Global Income Fund
MO	Philip Morris Companies Inc.	SLT	Silverline Technologies Limited	TRF	Templeton Russia Fund, Inc.
PHI	Philippine Long Distance Telephone Co.	SPG	Simon Property Group, Inc.	TXI	Texas Industries, Inc.
PVH	Phillips-Van Heusen Corporation	SHI	Sinopec Shanghai Petrochemical Co. Ltd.	TPL	Texas Pacific Land Trust
PIR	Pier 1 Imports, Inc.	PKS	Six Flags Inc.	TGX	Theragenics Corporation
PVC	PlanVista Corporation	SKX	Skechers U.S.A., Inc.	TNB	Thomas & Betts Corporation
PT	Portugal Telecom S.A.	SNN	Smith & Nephew plc	TNM	Thomas Nelson, Inc.
PPG	PPG Industries, Inc.	AOS	Smith (A.O.) Corporation	TNM/B	Thomas Nelson, Inc. - Class B
PCP	Precision Castparts Corp.	SAH	Sonic Automotive, Inc.	TJX	TJX Companies, Inc. (The)
PFD	Preferred Income Fund Inc.	BID	Sotheby's Holdings, Inc.	TOT	TotalFinaElf S.A.

TWR	Tower Automotive
TM	Toyota Motor Corporation
TP	TPG N.V.
TAC	TransAlta Corporation
TRE	Tremont Corporation
TRB	Tribune Company
TRW	TRW Inc.
TZA	TV Azteca, S.A. de C.V.
TYC	Tyco International Ltd.
TSN	Tyson Foods, Inc.
USB	U.S. Bancorp
UIL	UIL Holdings Corporation
UB	UnionBanCal Corporation
UDR	United Dominion Realty Trust
UMC	United Microelectronics Corporation
UPS	United Parcel Service, Inc.
UHT	Universal Health Realty Income Trust
UHS	Universal Health Services, Inc.
UNM	UnumProvident Corporation
UPM	UPM-Kymmene Corporation
VCI	Valassis Communications
VLI	Valero L.P.
VKA	Van Kampen Advantage Municipal Income Trust
VQC	Van Kampen American Capital CA Quality Muni Trust
VKQ	Van Kampen Municipal Trust
VNM	Van Kampen NY Quality Municipal Trust
VTN	Van Kampen Trust for Investment Grade NY Munis
VAR	Varian Medical Systems, Inc.
VIA/A	Viacom Inc. - Class A
VIA/B	Viacom Inc. - Class B
VVI	Viad Corp.
VG	Viasystems Group, Inc.
VIP	Vimpel-Communications
VC	Visteon Corporation
VCP	Votorantim Celulose e Papel S.A.
WNC	Wabash National Corporation
WB	Wachovia Corporation
WAK	Wackenhut Corporation - Class A
WAKB	Wackenhut Corporation - Class B
WHC	Wackenhut Corrections Corporation
WPO	Washington Post Co. (The)
WMI	Waste Management, Inc.
WPI	Watson Pharmaceuticals, Inc.
WMO	Wausau-Mosinee Paper Corporation
WCI	WCI Communities, Inc.
WFC	Wells Fargo & Company
WST	West Pharmaceutical Services, Inc.
WEH	WestCoast Hospitality Corporation
WR	Western Resources, Inc.
WRC	Westport Resources Corporation
WHR	Whirlpool Corporation
WTM	White Mountain Insurance Group, Inc.
JWL	Whitehall Jewellers, Inc.
WGO	Winnebago Industries, Inc.
WLV	Wolverine Tube, Inc.
WWW	Wolverine World Wide, Inc.
WPS	WPS Resources Corporation
WYN	Wyndham International Inc.
XNR	Xanser Corporation
XEL	Xcel Energy, Inc.
YCC	Yankee Candle Company, Inc. (The)
YRK	York International Corporation
ZNT	Zenith National Insurance Corp.
ZMH	Zimmer Holdings, Inc.

AMERICAN STOCK EXCHANGE COMMON STOCK LISTINGS

CAS	A. M. Castle & Co.
AGT	Aimglobal Technologies Co, Inc.
AMK	American Technical Ceramics
AXC	Ampex Corp. DE - Class A
BHO	B&H Ocean Carriers Ltd.
BHB	Bar Harbor Bankshares
BHL	Berkshire Hills Bancorp, Inc.
YFM	Big City Radio, Inc.
BIO	Bio-Rad Laboratories Inc. - Class A
BIO.B	Bio-Rad Laboratories Inc. - Class B
BDE	Brilliant Digital Enterprises, Inc.
CBJ	Cambior, Inc.
CAU	Canyon Resources Corporation
CAA	Capital Alliance Income Trust Ltd.
SCB	Community Bankshares, Inc.
CYL	Community Capital Corporation
CO	Corrpro Companies, Inc.
COR	Cortex Pharmaceuticals
CVV	CVD Equipment Corporation
HIR	Diversified Corporate Resources, Inc.
DXT	Dixon Ticonderoga Company
EAG	Eagle Broadband, Inc.
ECO	Echo Bay Mines Ltd.
EXM	Excel Maritime Carriers Ltd.
EZMA	E-Z-Em Inc. - Class A
EZMB	E-Z-Em Inc. - Class B
GEL	Genesis Energy L.P.
HCT	Hector Communications Corporation
HT	Hersha Hospitality Trust
IRN	iDine Rewards Network, Inc.
ISV	Insite Vision, Inc.
JAX	J. Alexander's Corporation
KYF	Kentucky First Bancorp, Inc.
KGC.B	Kinam Gold, Inc.
KPG	King Power Intl Group Ltd.
KCG	Kinross Gold Corporation
LB	LaBarge, Inc.
LGF	Lions Gate Entertainment Corp.
MWP	Markwest Hydrocarbon, Inc.
TOX	Medtox Scientific, Inc.
MMG	Metromedia International Group, Inc.
MAJ	Michael Anthony Jewelers
MSL	Midsouth Bancorp, Inc.
MNB	Minnesota Muni Term Trust Ll
NBR	Nabors Industries Inc.
NBY	NBC Capital Corp.
NBN	Northeast Bankcorp
OHB	Orleans Homebuilders, Inc.
PAE	Peace Arch Entertainment Group, Inc.
PEX	PetroCorp, Inc.
PHX	Photoelectron Corporation
PCD	Planetcad, Inc.
PLC	PLC Systems, Inc.
PYR	PYR Energy Corporation
RTK	Rentech, Inc.
RUN	Reunion Industries, Inc.
RCF	Rica Foods, Inc.
SEV	Seven Seas Petroleum, Inc.
SIF	SIFCO Industries, Inc.
SMD	Singing Machine Company, Inc. (The)
SBI	Smith Barney Investors Inter Muni Fund
SSN	Sonus Corp.
SRN	Southern Banc Company, Inc. (The)
SBB	Sussex Bancorp
TAG	Tag-It Pacific, Inc.
TLL	Teletouch Communications, Inc.
TGC	Tengasco, Inc.
TPY	Tipperary Corp.
TMG	Transmontaigne, Inc.
TTG	Tutogen Medical, Inc.
UXP	U.S. Exploration, Inc.
UNB	Union Bankshares, Inc.
VRA	Viragen, Inc.
WTT	Wireless Telecom Group, Inc.

LaBranche & Co Inc.

FINANCIAL SECTION

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Organized in 1999 in connection with the reorganization of LaBranche & Co. from partnership to corporate form and the related initial public offering of our common stock, LaBranche & Co Inc. is the sole member of LaBranche & Co. LLC and the sole stockholder of LFSI. Our subsidiary LaBranche & Co. LLC is one of the oldest and largest specialist firms on the NYSE, as well as a specialist on the AMEX. LFSI provides clearing, prime brokerage and execution services to both individual and institutional clients, including traders, professional investors and broker-dealers, direct access floor brokerage services. In addition, LFSI provides front-end order execution systems, analysis and reporting solutions for the wholesale securities market.

Our business has grown considerably during the past five years. We have accomplished this growth both internally and through acquisitions. Our revenues increased from $49.9 million in 1996 to $424.1 million in 2001, representing a compound annual growth rate of 53.4%. During the same period, we increased the number of our NYSE common stock listings from 125 to 591.

Revenues

Our revenues consist primarily of net gain earned from principal transactions in securities for which we act as specialist, and commissions revenue earned from specialist and clearance activities. Net gain on principal transactions represents trading gains net of trading losses and SEC transaction fees, and are earned by us when we act as principal buying and selling our specialist stocks and options. These revenues are primarily affected by changes in share volume and fluctuations in price of our specialist stocks and options. Commissions revenue consists primarily of fees we earn when our specialists act as agents to match buyers and sellers for limit orders executed by us on behalf of brokers after a specified period of time; we do not earn commissions when we match market orders. In addition, commissions revenue includes fees charged to customers for execution and clearance by our clearing subsidiaries, Henderson Brothers and RPM Clearing Corporation. Other revenue consists of interest income, fees charged to customers for use of the front-end order execution system developed by ITTI, proprietary trading revenues and earnings or losses from investments in a hedge fund and two joint specialist books. For the year ended December 31, 2001, net gain on principal transactions represented 80.4% of our total revenues, commissions revenue represented 14.8% of our total revenues, and other revenue represented 4.8% of our total revenues. The respective percentages for the prior year were 82.1%, 13.2% and 4.7%.

Expenses

Our largest operating expense is employee compensation and related benefits, which primarily consist of salaries and wages and profitability-based compensation. Profitability-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees based on our profitability.

Prior to our reorganization from partnership to corporate form in August 1999, a large portion of the compensation payments to our managing directors had not been presented as part of operating expenses. The aggregate amount of these compensation payments generally approximated the interest of LaB Investing Co. L.L.C., formerly the general partner of LaBranche & Co., in the income of LaBranche & Co., before managing directors' compensation. Generally, these payments of compensation were allocated among our managing directors based on their respective percentage interests in the profits of LaB Investing Co. L.L.C. Subsequent to the reorganization transactions, we include payments to managing directors in employee compensation and related benefits expense. Therefore, historical income before managing directors' compensation, limited partners' interest in earnings of subsidiary and provision for income taxes for 1999 and years prior, understates our operating costs when compared to our present corporate structure.

Reorganization Transactions

In August 1999, we reorganized from partnership to corporate form. Prior to the reorganization, we operated as LaBranche & Co., a limited partnership and LaB Investing Co. L.L.C., a limited liability company and the general partner of LaBranche & Co. As part of the reorganization, we redeemed limited partnership interests in LaBranche & Co. and redeemed or purchased all membership interests in LaB Investing Co. L.L.C. in exchange for a combination of cash, indebtedness and common stock of LaBranche & Co Inc. The redemption of the limited partnership interests was accounted for as a step acquisition under the purchase method of accounting. The excess of purchase price over the limited partners' capital accounts of $127.4 million was allocated to intangible assets. Following the reorganization, LaBranche & Co Inc. became a holding corporation whose assets consisted primarily of ownership interests in LaBranche & Co. and LaB Investing Co. L.L.C. As of June 30, 2000, LaB Investing Co. L.L.C. was merged with and into LaBranche & Co. and on the same date, LaBranche & Co. converted into a limited liability company and changed its name to LaBranche & Co. LLC. As a result, LaBranche & Co Inc. became, and continues to be, the sole member of our specialist subsidiary, LaBranche & Co. LLC.

As of December 31, 2001 our Henderson Brothers and ITTI subsidiaries were merged with and into our RPM Clearing Corporation subsidiary. RPM Clearing Corporation then changed its name to LFSI in January 2002, of which LaBranche & Co Inc. is the sole shareholder.

Income Taxes

As a partnership, we were not subject to U.S. federal, state and local income taxes, apart from the 4% New York City unincorporated business tax. As part of our restructuring to a corporation, we are subject to U.S. federal, state and local income taxes.

Completed Acquisitions

On March 13, 2001, we acquired all the outstanding capital stock of ITTI, a company that provides front-end order execution systems, analysis and reporting solutions for the wholesale securities dealer market. The results of the operations of ITTI have been included in our financial statements since March 14, 2001. The excess of purchase price over fair value of net tangible assets of approximately $4.3 million was allocated to goodwill.

On March 15, 2001, we acquired RPM for an aggregate of approximately 6.9 million shares of our common stock and 100,000 shares of nonconvertible Series A preferred stock. In addition, each formerly outstanding RPM option was converted into an immediately exercisable option to purchase 98.778 shares of our common stock. The adjusted excess of purchase price over fair value of net tangible assets of approximately $434.7 million was allocated to specialist stock list and goodwill. The results of the operations of RPM have been included in our financial statements since March 16, 2001. As a result of the exercise of replacement options granted to former RPM employees, we recorded a tax benefit not reflected through the results of operations of $16.2 million for the year ended December 31, 2001.

On August 13, 2001, LaBranche & Co. LLC acquired all the assets relating to the AMEX stocks and options specialist operations of Cranmer for an aggregate of approximately $9.2 million, 100,000 shares of our common stock and an amount equal to the equity capital of Cranmer, including the net value of Cranmer's open security positions on the closing date of the acquisition. The excess of purchase price over fair value of net tangible assets of approximately $14.0 million was allocated to specialist stock list and goodwill. The results of the AMEX specialist operations formerly conducted by Cranmer have been included in our consolidated financial statements since August 14, 2001.

On September 20, 2001, LaBranche & Co. LLC acquired the interests in the Joint Book which it did not previously own for an aggregate of approximately $13.6 million in cash, 54,750 shares of our common stock and an amount equal to Freedom's and Adrian's respective shares of the equity capital of the Joint Book on the closing date of the acquisition. The excess of purchase price over fair value of net tangible assets of approximately $15.0 million was allocated to specialist stock list and goodwill. The results of the operations formerly conducted by the Joint Book in which we previously did not own an interest have been included in our consolidated financial statements since September 21, 2001.

On October 18, 2001, LaBranche & Co. LLC acquired Bocklet for an aggregate of $20.0 million in cash, of which $5.0 million was paid at the closing, $5.0 million was paid on January 18, 2002, and $5.0 million is payable on each of April 18, 2002 and July 18, 2002 and 1,100,000 shares of our common stock. In addition, an amount equal to the equity capital of Bocklet on the closing date of the acquisition will be paid in three equal installments of which approximately $1.4 million was paid January 18, 2002 and the remaining amount will be paid six and nine months from the closing date. The excess of purchase price over fair value of net tangible assets of approximately $53.4 million was allocated to specialist stock list and goodwill. The results of the operations formerly conducted by Bocklet have been included in our financial statements since October 19, 2001.

Recent Developments

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination, requiring that the purchase method of accounting be used in all business combinations initiated after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets acquired individually or with a group of assets. The statement provides that intangible assets with indefinite useful lives will no longer be amortized, effective for fiscal years beginning after December 15, 2001 for intangible assets existing at June 30, 2001 or effective immediately for intangible assets acquired after June 30, 2001. Rather, these assets will be tested at least annually for impairment by applying a fair-value based test. In addition, intangible assets with finite useful lives continue to be amortized over their useful lives, which are no longer limited to 40 years. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. Accordingly, commencing January 2002, we will cease amortization of recorded goodwill and intangible assets with indefinite useful lives and the amortization expense for these intangible assets will no longer be included in our results of operations. We do not anticipate incurring any impairment charges upon implementation of SFAS No. 142. However, it is possible that in the future, after periodic testing, we may incur impairment charges related to the carrying value of goodwill and intangible assets recorded in our financial statements.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not believe the implementation of SFAS No. 144 will have a material impact on our consolidated financial statements.

Critical Accounting Policies

All of our principal securities transactions and the related revenues and expenses are recorded on a trade date basis. Customer securities transactions and the related revenues and expenses are recorded on a settlement date basis, which does not differ materially from trade date basis. Securities owned and securities sold, but not yet purchased are reflected at market value and unrealized gains and losses are reflected in net gain on principal transactions.

Our balance sheet contains significant intangible assets. These intangible assets are comprised of our specialist stock lists, trade name and goodwill acquired in connection with our various acquisitions and the limited partner buyout that occurred in connection with our reorganization from partnership to corporate form in August 1999. The specialist stock lists and trade name are being amortized on a straight-line basis over 15 to 40 years and the goodwill is being amortized on a straight-line basis over 15 years. The allocations of purchase price and determinations of useful lives were based upon independent appraisals for all acquisitions through March 2001. In addition, the useful lives of the acquired specialist stock lists were determined based upon analysis of historical turnover characteristics of the specialist stocks comprising these lists. For acquisitions subsequent to March 2001, the allocations of purchase price and determinations of useful lives were based upon management analysis of revenues, consideration paid, common stock listings as well as other relevant data and ratios. This information was analyzed and compared to the results of the independent appraisals conducted on acquisitions prior to March 2001.

As discussed under "Recent Accounting Pronouncements," with the implementation of SFAS No. 142 we will no longer amortize goodwill and intangible assets with indefinite useful lives, which includes goodwill and trade name. Application of the non-amortization provisions of SFAS No. 142 is currently expected to result in an increase in results from operations of approximately $28.2 million. Commencing 2002, we will perform periodic impairment tests on these assets to determine if there is a need to write them down. We do not anticipate incurring any impairment charges upon implementation of SFAS No. 142, but it is possible that in the future the carrying value of our goodwill and intangible assets may be reduced.

Repurchase of Our Preferred Stock

On January 18, 2002, we offered to repurchase up to 30,000 shares of our outstanding Series A preferred stock for $1,000 per share, plus accrued and unpaid dividends up to but not including the date of purchase. On February 15, 2002, the offer expired, and on February 19, 2002, we purchased all the approximately 28,164 shares that had been tendered for approximately $28.5 million, including accrued but unpaid dividends. As a result of the purchase, we recorded a one-time expense due to the acceleration of the discount accretion on the shares purchased of approximately $1.5 million.

Trust DECS Offering

On February 8, 2002, certain managing directors of LaBranche & Co. LLC entered into prepaid forward contracts with DECS Trust IX, a statutory business trust, pursuant to which the trust agreed to purchase from the participating managing directors, on a date which is expected to be February 8, 2005, an aggregate of 3,800,000 shares of our common stock owned by these managing directors, subject to the terms and conditions set forth in the contracts. The trust concurrently sold 3,800,000 trust securities, known as DECS, to investors. We did not receive, nor will we receive, any portion of the proceeds from the sale of shares pursuant to the contracts or from the sale of the DECS. The participating managing directors bore responsibility for payment of the expenses incurred by them in connection with this transaction.

RESULTS OF OPERATIONS

The following table sets forth the statement of operations data for the years indicated as a percentage of total revenues:

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Revenues:			
Net Gain on Principal Transactions	80.4%	82.1%	75.1%
Commissions	14.8	13.2	18.5
Other	4.8	4.7	6.4
Total Revenues	100.0	100.0	100.0
Expenses:			
Employee Compensation and Related Benefits	26.1	25.7	17.0
Interest	12.3	12.2	4.1
Depreciation and Amortization of Intangibles	9.3	5.4	2.5
Exchange, Clearing and Brokerage Fees	5.3	1.5	1.8
Lease of Exchange Memberships	4.8	3.2	4.2
Legal and Professional Fees	1.2	0.6	0.8
Communications	1.1	0.4	0.6
Occupancy	0.9	0.4	0.5
Other	2.0	2.4	1.5
Total Expenses before Managing Directors' Compensation, Limited Partners' Interest in Earnings of Subsidiary and Provision for Income Taxes	63.0	51.8	33.0
Income before Managing Directors' Compensation, Limited Partners' Interest in Earnings of Subsidiary and Provision for Income Taxes	37.0	48.2	67.0
Managing Directors' Compensation	–	–	28.0
Income before Limited Partners' Interest in Earnings of Subsidiary and Provision for Income Taxes	37.0	48.2	39.0
Limited Partners' Interest in Earnings of Subsidiary	–	–	12.6
Income before Provision for Income Taxes	37.0	48.2	26.4
Provision for Income Taxes	20.1	24.6	11.9
Net Income	16.9%	23.6%	14.5%

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Revenues

Total revenues increased 23.0% to $424.1 million for 2001, from $344.8 million for 2000, principally due to the increase in revenue from net gain on principal transactions. Net gain on principal transactions increased 20.5% to $340.8 million for 2001, from $282.9 million for 2000. This increase was due to the RPM, Joint Book and Bocklet acquisitions in March, September and October 2001, respectively, as a result of which we became the specialist for 218 additional common stock listings. In addition, increased share volume in principal trading in our specialist stocks traded on the NYSE also contributed to the increase in revenue. Our share volume as principal increased 51.1% to 27.2 billion shares for 2001, from 18.0 billion shares for 2000.

Commissions revenue increased 38.5% to $62.9 million for 2001, from $45.4 million for 2000. This increase was primarily due to an increase in commissions and clearance revenue earned by our Henderson Brothers and RPM Clearing Corporation subsidiaries. The share volume executed by us as agent in our specialist stocks increased 10.7% to 6.2 billion shares for 2001, from 5.6 billion shares for 2000. Despite the increase in share volume, competitive price pressures within the marketplace mitigated the increases in our clearance revenue.

Other revenue increased 24.2% to $20.5 million for 2001, from $16.5 million for 2000. This increase was primarily due to the revenues earned by our ITTI and RPM Clearing Corporation subsidiaries, as well as an increase in our interest income due to the investment of additional funds. These gains were offset by losses incurred by our investments in a hedge fund, joint trading books as well as other non-marketable investments.

Expenses

Total expenses before managing directors' compensation, limited partners' interest in earnings of subsidiary and provision for income taxes increased 50.1% to $267.4 million for 2001 from $178.2 million in 2000.

Employee compensation and related benefits increased 24.8% to $110.8 million for 2001, from $88.8 million for 2000. This increase was due to the RPM, Bocklet and other 2001 acquisitions, which increased our average headcount for the year by approximately 226 individuals. As a percentage of total revenues, employee compensation increased to 26.1% of total revenues for 2001, from 25.7% of total revenues for 2000.

Interest expense increased 24.1% to $52.0 million for 2001, from $41.9 million for 2000. This increase was primarily due to the assumption of approximately $17.4 million and $9.0 million of promissory notes and secured demand notes, respectively, in connection with the RPM acquisition. As of December 31, 2001, approximately $14.1 million of the promissory notes were outstanding as the result of scheduled repayments throughout the year. The issuance of $16.4 million of subordinated indebtedness in connection with the Bocklet acquisition also contributed to the increase. In addition, the increase was due to a full year of interest expense on $250.0 million of indebtedness, incurred in connection with the Henderson Brothers and Webco acquisitions. As a percentage of total revenues, interest expense increased to 12.3% of total revenues for 2001, from 12.2% of total revenues for 2000.

Depreciation and amortization of intangibles expense increased 113.5% to $39.5 million for 2001, from $18.5 million for 2000. Amortization of intangibles increased as a result of the $434.7 million of intangible assets recorded as a result of our acquisition of RPM. As a percentage of total revenues, depreciation and amortization of intangibles expense increased to 9.3% of total revenues for 2001, from 5.4% of total revenues for 2000.

Exchange, clearing and brokerage fees expense increased 339.2% to $22.4 million for 2001, from $5.1 million for 2000. This increase was primarily due to a new NYSE allocation fee, requiring specialist firms to share the cost of newly allocated listings on the NYSE, an increase in NYSE regulatory fees based on exchange seat use, an increase in exchange and brokerage fees related to our expanded execution and clearing business and an increase in trading volumes as a result of the RPM, Bocklet and other 2001 acquisitions. As a percentage of total revenues, exchange, clearing and brokerage fees expense increased to 5.3% of total revenues for 2001, from 1.5% of total revenues for 2000.

Lease of exchange memberships expense increased 88.1% to $20.5 million for 2001, from $10.9 million for 2000. This increase was due to the increase in the number of our NYSE leased memberships from 50 to 80, and to an increase in the average annual leasing cost of a membership from approximately $276,000 to $312,000. In addition, we also leased eight AMEX seats during 2001 as a result of the Cranmer acquisition. As a percentage of total revenues lease of exchange memberships expense increased to 4.8% of total revenues for 2001, from 3.2% of total revenues for 2000.

Legal and professional fees increased 163.2% to $5.0 million for 2001, from $1.9 million for 2000. This increase was primarily the result of professional fees incurred by our acquired subsidiaries ITTI and RPM Clearing Corporation, as well as an increase in legal, accounting and other professional fees in our existing businesses.

Communications expense increased 220.0% to $4.8 million for 2001, from $1.5 million for 2000. This increase was primarily the result of additional telephone, data retrieval and informational services utilized due to the growth of our business.

Occupancy expense increased 200.0% to $3.9 million for 2001, from $1.3 million for 2000. This increase was primarily the result of additional leased office space acquired in connection with the RPM acquisition as well as the general expansion of our business.

Other expenses increased 2.4% to $8.5 million for 2001, from $8.3 million for 2000. This increase was primarily due to an increase in advertising and promotional costs, and increased charitable contributions.

Income before Managing Directors' Compensation, Limited Partners' Earnings in Interest of Subsidiary and Provision for Income Taxes

Income before managing directors' compensation, limited partners' interest in earnings of subsidiary and before provision for income taxes decreased 5.9% to $156.7 million for 2001, from $166.6 million for the same period in 2000. This decrease was primarily due to an increase in employee compensation and related benefits expense, depreciation and amortization of intangibles, exchange, clearing and brokerage fees and other expenses as a result of our acquisitions in 2001, which was offset by an increase in revenues as a result of those acquisitions.

Income Taxes

Provision for income taxes increased 0.5 % to $85.1 million for 2001, from $84.7 million for 2000, due to an increase in nondeductible amortization of intangibles despite a decrease in income before provision for income taxes.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Revenues

Total revenues increased 71.5% to $344.8 million for 2000, from $201.0 million for 1999, principally due to the increase in revenue from net gain on principal transactions. Net gain on principal transactions increased 87.4% to $282.9 million for 2000, from $151.0 million for 1999. This increase was primarily due to the Henderson Brothers and Webco acquisitions in March 2000, as a result of which we became the specialist for 147 additional common stock listings, as well as increased share volume in principal trading in our specialist stocks traded on the NYSE. Our share volume as principal increased 87.5% to 18.0 billion shares for 2000, from 9.6 billion shares for 1999.

Commissions revenue increased 22.0% to $45.4 million for 2000, from $37.2 million for 1999. This increase was primarily due to the increase in the number of our common stock listings as a result of the Henderson Brothers and Webco acquisitions and to increased share volume in our specialist stocks traded on the NYSE in which we acted as agent. The share volume executed by us as agent in our specialist stocks increased 36.6% to 5.6 billion shares for 2000, from 4.1 billion shares for 1999.

Other revenue increased 28.9% to $16.5 million for 2000, from $12.8 million for 1999. This increase was primarily due to an increase in our interest income, which was also offset by a decrease in our proprietary trading revenues and other investments.

Expenses

Total expenses before managing directors' compensation, limited partners' interest in earnings of subsidiary and provision for income taxes increased 167.6% to $178.2 million for 2000 from $66.6 million for 1999.

Employee compensation and related benefits increased 158.9% to $88.8 million for 2000, from $34.3 million for 1999. This increase was primarily due to the inclusion of managing directors' salary, incentive-based compensation and related benefits in employee compensation subsequent to our reorganization, and due to the Henderson Brothers and Webco acquisitions that resulted in our employment of 97 additional individuals as of the respective acquisition dates. As a percentage of total revenues, employee compensation increased to 25.7% of total revenues for 2000, from 17.0% of total revenues for 1999.

Interest expense increased 404.8% to $41.9 million for 2000, from $8.3 million for 1999. This increase was primarily due to the issuance, in connection with the Henderson Brothers and Webco acquisitions, of $250.0 million of indebtedness that began accruing interest on March 2, 2000. In addition, the increase was due to the issuance of $116.4 million of indebtedness, in connection with our reorganization, that began accruing interest from August 24, 1999. As a percentage of total revenues, interest increased to 12.2% of total revenues for 2000, from 4.1% of total revenues for 1999.

Depreciation and amortization of intangibles expense increased 262.8% to $18.5 million for 2000, from $5.1 million for 1999. Amortization of intangibles increased as a result of the $233.7 million of intangible assets recorded as a result of our acquisition of Henderson Brothers and Webco and incurring a full year of amortization of intangibles in 2000 related to the redemption of limited partnership interest in 1999. As a percentage of total revenues, depreciation and amortization of intangibles increased to 5.4% of total revenues for 2000, from 2.5% of total revenues for 1999.

Exchange, clearing and brokerage fees consist primarily of fees paid by us as a specialist to the NYSE and to clearing houses. Fees paid by us to the NYSE primarily include fees based on the volume of transactions executed as principal and as agent, as well as a flat annual fee. Exchange, clearing and brokerage fees expense increased 41.7% to $5.1 million for 2000, from $3.6 million for 1999. This increase was primarily due to the increased trading volumes as a result of the Henderson Brothers and Webco acquisitions.

Lease of exchange memberships expense increased 29.8% to $10.9 million for 2000, from $8.4 million for 1999. This increase was due to the increase in the number of leased memberships from 44 to 50, and was also due to an increase in the average annual leasing cost of a membership from approximately $192,000 to $276,000. As a percentage of total revenues, however, lease of exchange memberships decreased to 3.2% of total revenues for 2000, from 4.2% of total revenues for 1999.

Legal and professional fees increased 18.8% to $1.9 million for 2000, from $1.6 million for 1999. This increase was primarily the result of increased legal and filing fees associated with various filings and acquisitions.

Communications expense increased 25.0% to $1.5 million for 2000, from $1.2 million for 1999. This increase was primarily the result of additional telephone, data retrieval and informational services utilized due to the growth of our business.

Occupancy expense increased 30.0% to $1.3 million for 2000, from $1.0 million for 1999. This increase was primarily the result of the leasing of additional office space due to the Henderson Brothers and Webco acquisitions.

Other expenses increased 176.7% to $8.3 million for 2000, from $3.0 million for 1999. This increase was primarily due to additional fees incurred in connection with the increase and extension of our line-of-credit with a U.S. commercial bank, increased charitable contributions, as well as an increase in advertising and promotional costs.

Income before Managing Directors' Compensation, Limited Partners' Earnings in Interest of Subsidiary and Provision for Income Taxes

Income before managing directors' compensation, limited partners' interest in earnings of subsidiary and before provision for income taxes increased 23.9% to $166.6 million for 2000, from $134.5 million for the same period in 1999. This increase was primarily due to the additional revenues generated by the Henderson Brothers and Webco acquisitions which was offset by the inclusion of managing directors' salary and incentive-based compensation in employee compensation and related benefits and the additional interest and amortization of intangibles expense as a result of the acquisitions.

Income Taxes

Provision for income taxes increased 254.4% to $84.7 million for 2000, from $23.9 million for 1999, as a result of a full year of federal, state and local income taxes to which we are subject as a result of our reorganization from partnership to corporate form in 1999 and our increased profitability.

LIQUIDITY

As of December 31, 2001, we had $2,000.8 million in assets, of which $189.5 million consisted of cash and short-term investments primarily in government obligations and commercial paper maturing within three months, cash and securities segregated under federal regulations and overnight repurchase agreements. As of December 31, 2000, we had $1,004.1 million in assets, of which $287.6 million consisted of cash and short-term investments primarily in commercial paper maturing within three months and overnight repurchase agreements.

In January 2001, LaBranche & Co. LLC extended our $200.0 million line-of-credit with a U.S. commercial bank until February 1, 2002 and extended it again in February 2002 until February 27, 2003. Amounts outstanding under the U.S. commercial bank credit facility would be secured by our inventory of specialist stocks and bear interest at the U.S. commercial bank's broker loan rate. To date, we have not utilized this facility. In order to maintain the availability of funds under this credit facility, we must comply with certain customary covenants.

As of December 31, 2001 and 2000, the subordinated indebtedness of LaBranche & Co. LLC aggregated $66.0 million and $41.9 million (excluding subordinated liabilities related to contributed exchange memberships), respectively. The $66.0 million of outstanding subordinated indebtedness of LaBranche & Co. LLC on December 31, 2001 consisted of the following:

- $35.0 million in senior subordinated notes,
  - $20.0 of which were privately placed pursuant to note purchase agreements, mature on September 15, 2002 and bear interest at an annual rate of 8.17%, payable on a quarterly basis; and
  - $15.0 million of which were privately placed pursuant to note purchase agreements, mature on June 3, 2008 and bear interest at an annual rate of 7.69%, payable on a quarterly basis.
- $31.0 million in junior subordinated notes,
  - $8.0 million of which were issued to former limited partners, family members of former employees and former equity owners of Bocklet and their respective family members. These notes mature on varying dates between the second half of 2002 and the first half of 2003 and bear interest at annual rates between 8.0% and 10.0%, payable on a quarterly basis;
  - $9.0 million in secured demand note obligations which were assumed by LaBranche & Co. LLC in connection with our acquisition of RPM, $1.0 million matures in April 2003 and $8.0 million matures in June 2003 and bear interest at adjusting variable rates, payable monthly; and
  - $14.0 million in secured demand note obligations to two former members of Bocklet, which were incurred in connection with our acquisition of Bocklet, bear interest at an annual rate of 10% and mature in October 2002.

The junior subordinated notes have automatic rollover provisions, which extend the maturities for an additional year, unless the lender provides at least seven months' advance notice prior to maturity. LaBranche & Co. LLC is also entitled to prepay the junior subordinated notes and the secured demand note obligations without penalty under the terms of the agreements relating thereto.

As of December 31, 2001, we had an aggregate of $14.1 million of indebtedness outstanding, which we had assumed in connection with the RPM acquisition and which consisted of:

- $3.0 million in subordinated notes issued to family members of former employees of RPM maturing between the first half of 2002 and the first half of 2006 and bearing interest at an annual rate between 9.0% and 12.5%, payable on a quarterly basis;
- a $295,000 promissory note which has an automatic rollover provision that extends the maturity for an additional year, unless the lender provides notice at least 30 days prior to maturity, and which bears interest at an annual rate of 9.0% payable on a quarterly basis;
- $8.5 million in promissory notes issued to former RPM employees and their family members. These notes are payable in equal annual installments on the anniversaries of issuance, mature between the second half of 2002 and the first half of 2005, and bear interest at annual rates ranging from 8.0% to 12.0%, payable on a quarterly basis; and
- $2.3 million in notes representing deferred compensation owed to former RPM employees. These notes are payable in equal annual installments on the anniversaries of issuance, mature between the second half of 2002 and the second half of 2004 and bear interest at annual rates ranging from 9.5% to 10.0%, payable on a quarterly basis.

In connection with our acquisition of RPM, we issued 100,000 shares of our nonconvertible Series A preferred stock to the former stockholders of RPM. Each outstanding share of our Series A preferred stock entitles the holder to cumulative preferred cash dividends at an annual rate of 8% of the liquidation preference per share until the fourth anniversary of the closing of the merger, 10% until the fifth anniversary of the closing, and 10.8% thereafter. Dividends are payable on the first day of January and the first day of July of each year (or if such date is not a regular business day, then the next business day thereafter), with the first payment made on July 1, 2001. Dividends on the issued and outstanding shares of Series A preferred stock are preferred and cumulative and accrue daily from the date on which they were originally issued. On January 18, 2002, we offered to repurchase up to 30,000 shares of our outstanding

Series A preferred stock for $1,000 per share, plus accrued and unpaid dividends up to but not including the date of purchase. On February 15, 2002, the offer expired, and on February 19, 2002 we purchased all the approximately 28,164 shares that had been tendered for a purchase price of approximately $28.5 million including accrued but unpaid dividends. As of February 28, 2002, 71,836 shares of our Series A preferred stock were outstanding.

On August 24, 1999, we issued $100.0 million aggregate principal amount of Senior Notes. The Senior Notes bear interest at a rate of 9½% annually and mature in August 2004. The indenture covering the Senior Notes includes certain covenants that, among other things, limit our ability to borrow money, pay dividends on our stock or purchase our stock, make investments, engage in transactions with stockholders and affiliates, create liens on our assets, and sell assets or engage in mergers and consolidations, except in accordance with certain specified conditions.

On August 24, 1999, in connection with our reorganization from partnership to corporate form, we issued a $16.0 million senior note as partial payment for the acquisition of a certain limited partnership interest in LaBranche & Co. LLC (prior to its conversion to a limited liability company). The note is payable in three annual installments, with $11.0 million of the aggregate principal amount already having been paid on the first and second anniversaries of issuance. The remaining $5.0 million principal amount is payable on the third anniversary of issuance, and bears interest at the annual rate of 9.5%.

On March 2, 2000, we issued $250.0 million aggregate principal amount of Senior Subordinated Notes. These Senior Subordinated Notes bear interest at a rate of 12.0% annually and mature in March 2007. The indenture covering the Senior Subordinated Notes includes certain covenants that, among other things, limit our ability to borrow money, pay dividends on our stock or purchase our stock, make investments, engage in transactions with stockholders and affiliates, create liens on our assets, and sell assets or engage in mergers and consolidations, except in accordance with certain specified conditions.

The Senior Subordinated Notes also require us, within 150 days after the end of each fiscal year, to offer to redeem from all holders of the Senior Subordinated Notes a principal amount equal to our Excess Cash Flow at a price equal to 103.0% of the principal amount being offered for purchase plus accrued and unpaid interest, if any, to the date of redemption. Each holder is entitled to be offered his or her pro rata share based upon his or her ownership percentage of the outstanding Senior Subordinated Notes. Excess Cash Flow is defined for this purpose as 40% of the amount by which our consolidated EBITDA exceeds the sum of our interest expense, tax expense, increase in net capital or net liquid asset requirements, capital expenditures, any cash amounts related to acquisitions of NYSE specialists or any cash payments related to our payment at maturity of the principal amount of our existing or certain other indebtedness. On April 12, 2001, we offered to purchase approximately $9.9 million aggregate principal amount of our Senior Subordinated Notes based on our Excess Cash Flow for the year ending December 31, 2000. This offer expired on May 22, 2001 without the tender of any Senior Subordinated Notes. For the year ending December 31, 2001, we did not have Excess Cash Flow, as defined for this purpose.

In connection with the Webco acquisition on March 9, 2000, we issued unsecured senior promissory notes in the aggregate principal amount of $3.0 million to the stockholders of Webco. These notes bear interest at an annual rate of 10.0%. Of the aggregate principal amount, $500,000 was repaid during 1999, and the balance, plus all accrued interest, was paid in full on September 9, 2001.

As a broker-dealer, LaBranche & Co. LLC is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. LaBranche & Co. LLC is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. NYSE Rule 326(c) also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is deemed detrimental to the financial integrity of the broker-dealer.

At December 31, 2001, LaBranche & Co. LLC had net capital of $484.2 million, which was $481.4 million in excess of its required net capital of $2.9 million. At December 31, 2000, LaBranche & Co. LLC had net capital of $293.4 million, which was $290.3 million in excess of its required net capital of $3.1 million.

The NYSE generally requires its specialist firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement. Under changes to Rule 104, effective October 30, 2000, specialist units that exceed five percent in any of the NYSE's four concentration measures must maintain minimum net liquid assets based upon the securities for which they act as the specialist. The requirements state that the net liquid assets must be equivalent to $4.0 million for each stock in the Dow Jones Industrial Average, $2.0 million for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stock included in the previous classifications, $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 for each stock not included in any of the above classifications. In addition, the NYSE requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist entities to maintain net liquid assets equivalent to the greater of either: (1) the aggregate net liquid assets of the specialist entities prior to their combination or (2) the new capital requirements prescribed under Rule 104. Net liquid assets for a specialist who also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1. Currently, LaBranche & Co. LLC's net liquid asset requirement is $446.0 million. As of December 31, 2001, LaBranche & Co. LLC's actual net liquid assets were approximately $491.5 million. As of December 31, 2000, LaBranche & Co. LLC's NYSE minimum required dollar amount of net liquid assets was $284.3 million compared to actual net liquid assets of approximately $305.0 million.

Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of SEC registration or suspension or expulsion by the NYSE.

Additionally, as registered broker-dealers and member firms of the NYSE, our former Henderson Brothers and RPM Clearing Corporation subsidiaries were subject to SEC Rule 15c3-1 as adopted and administered by the NYSE and the SEC. Under the alternative method permitted by the rule, the minimum required net capital shall be equal to the greater of $250,000 or 2% of aggregate debit items as defined. As of December 31, 2001, the combined net capital of these subsidiaries as defined under SEC Rule 15c3-1 was $20.5 million which exceeded minimum requirements by $19.7 million.

As clearing broker-dealers, our former Henderson Brothers subsidiary and our RPM Clearing Corporation subsidiary elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by these subsidiaries as allowable assets in the correspondents' net capital calculation. At December 31, 2001, the combined reserve requirement of these subsidiaries was approximately $23.3 million. Additionally, these subsidiaries have combined cash and securities on deposit in a special reserve bank account of $24.8 million as of January 3, 2002, to comply with the December 31, 2001 requirement.

We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our working capital, regulatory capital and capital expenditure requirements through the end of 2002.

As of December 31, 2001, the scheduled maturities of our obligations, assuming any available roll-over provisions were inapplicable, were (000's omitted):

	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long-Term Debt**	$369,061	$ 8,940	$108,515	$1,606	$250,000
Subordinated Liabilities	66,035	39,050	11,985	–	15,000

***Amounts represent aggregate amount to be paid at maturity and do not include discounts of approximately $3.6 million as of December 31, 2001. Amounts also include $2.3 million of notes payable related to accrued compensation.*

CASH FLOWS

Our cash flows are primarily related to the operating activities undertaken in connection with our specialist trading activities, as well as our financing activities related to the expansion of our business.

At December 31, 2001, our cash and cash equivalents was $52.0 million, representing a decrease of $97.9 million during 2001. This decrease resulted from $121.3 million used for our operating activities, offset by $15.9 million provided by our investing activities, including the acquisitions we made during 2001 in which we issued shares of our common stock. Cash of $7.5 million was also provided by financing activities, primarily from the exercise of stock options by our employees.

At December 31, 2000, our cash and cash equivalents was $149.9 million, representing an increase of $66.1 million during 2000. This increase resulted from $22.7 million provided by our operating activities and $202.6 million was used for investing activities, mainly to make acquisitions. Cash of $246.0 million was provided by financing activities, as a result of the issuance of our Senior Subordinated Notes.

As of December 31, 1999, our cash and cash equivalents was $83.8 million, representing an increase of $79.1 million. During 1999, operating activities provided cash of $14.5 million. Investing activities used cash of $145.4 million primarily for the redemption of former limited partners interests upon our reorganization. Cash of $239.0 million was provided by financing activities, which came from the proceeds of our initial public offering and proceeds from the issuance of long-term debt.

CERTAIN RISK FACTORS

In light of the economic downturn over the past two years and the terrorist attacks on the United States in September 2001, we believe that the following risk factors could have a significant impact on our business, operating results, financial condition, and cash flows. If any of these events actually occur, our business, financial condition, operating results and/or cash flows could be harmed.

Our revenues may decrease due to changes affecting the economy, such as increases in interest rates or inflation, or changes affecting the securities markets, such as decreased volume or liquidity.

An adverse change affecting the economy or the securities markets could result in a decline in market volume or liquidity. This would result in lower revenues from our specialist and other activities. Historically, increases in our revenues have resulted primarily from significant increases in the volume of trading on the NYSE and favorable conditions in the securities markets. More recently, however, the economy has begun to slow and financial markets have become less prosperous in comparison to the past several years. If this causes a decline in market volume, or if market liquidity becomes compromised, our revenues could decline and our results of operations could be adversely affected.

Our results may fluctuate significantly.

Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

- a decrease in trading volume on the NYSE and the AMEX;
- volatility in the equity securities markets; and
- changes in the value of our securities positions.

Many elements of our cost structure do not decline if we experience reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust our cost structure on a timely basis and we could suffer losses. Long-term downturns in the economy or the equity markets in general could cause trading volumes and revenues to decline and cause our operating results to suffer.

Sustained declines in price levels of securities could cause us to incur losses.

Adverse changes in the economy and the securities markets, such as have occurred in 2000 and 2001, could lead to lower price levels of securities. Sustained declines in these price levels may result in:

- losses from declines in the market value of securities held in our accounts;
- the failure of buyers and sellers of securities to fulfill their settlement obligations; and
- increases in claims and litigation.

Recent terrorist attacks have contributed to economic instability in the United States; continued terrorist attacks, war or other civil disturbances could lead to further economic instability and depress our stock price.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, with the attacks in New York City particularly affecting our operations. These attacks may cause long-term instability in the global financial markets. This instability has resulted in a slowdown in the employment sector as companies assess the impact of the attacks on their operations and on their employment needs. The United States is also currently conducting military operations in response to the terrorist attacks. These attacks and the United States military campaign may lead to substantial armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere, which may contribute further to economic instability in the United States and could have a material adverse effect on our business, financial condition and operating results.

In addition, our offices are located in close proximity to the terrorist attacks on the World Trade Center on September 11, 2001. The aftermath of the attacks on the World Trade Center and the resulting air-quality issues in our building required us to close our operations and temporarily relocate our offices. The NYSE also was forced to stop operating for four consecutive trading days, which caused our operations to halt and could have compromised the liquidity of that market during closure. If additional terrorist attacks occur in close proximity to our offices, or upon our office buildings, the NYSE or the AMEX, we could be forced to relocate for a longer period of time, or permanently. Furthermore, additional terrorist attacks in New York City, or on our buildings, the NYSE or the AMEX, or additional armed hostilities within the United States, could cause significant delays or stoppages in our business activities, which would significantly harm our revenues and profits.

Our information or communication systems may fail and interrupt our business.

Any information or communication systems failure or decrease in information or communications systems performance that causes interruptions in our operations could have an adverse effect on our business, financial condition and/or operating results. Our systems may fail as a result of:

- hardware or software failure; or
- power or telecommunications failure.

The September 11, 2001 terrorist attacks, particularly the attacks on the World Trade Center, caused a temporary lapse in our information and communications systems. It is possible that additional terrorist attacks may occur in the future without warning and that such attacks could compromise or disable our systems. Although we have established a back-up disaster recovery center in New Jersey, it may not be effective in preventing an interruption of our business. It is also possible that any future terrorist activities or an act of war in retaliation against the current United States military campaign could harm our operations and/or disaster recovery center, which could significantly harm our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A majority of our specialist related revenues are derived from trading by us as principal. Additionally, a high concentration of our specialist trading revenue is generated from our ten most profitable specialist stocks. However, the percentage of our specialist trading revenue generated from our ten most profitable specialist stocks has decreased from 44.2% to 38.7% to 28.2% of principal trading revenue for the years ended December 31, 1999, 2000 and 2001, respectively. We are not overly reliant on a particular group of specialist stocks, as the composition of our ten most profitable specialist stocks changes from year to year. We also operate a proprietary trading desk separately from our NYSE and AMEX specialist operations, which generated 0.3% of our total revenues for the year ended December 31, 2001 and 0.5% of our total revenues for the year ended December 31, 2000. We may incur trading losses as a result of these trading activities. These activities involve primarily the purchase, sale or short sale of securities for our own account. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets. In any period, we may incur trading losses in our specialist stocks for a variety of reasons, including price fluctuations of our specialist stocks, lack of trading volume in our specialist stocks and the performance of our specialist obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities could result in a reduction of our revenues and operating profits.

We have developed a risk management process, which is intended to balance our ability to profit from our specialist activities with our exposure to potential losses. In addition, we have trading limits relating to our proprietary trading activities.

Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

Henderson Brothers and RPM Clearing Corporation, which were merged into and now exist as LFSI, have clearance activities that involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose LFSI to off-balance sheet risk in the event customers or other brokers are unable to fulfill their contractual obligations and LFSI has to purchase or sell securities at a loss. For margin transactions, LFSI may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

LFSI seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. LFSI monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary.

Report of Independent Public Accountants

TO THE STOCKHOLDERS OF LABRANCHE & CO INC.:

We have audited the accompanying consolidated statements of financial condition of LaBranche & Co Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity/members' capital and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBranche & Co Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
January 17, 2002

Consolidated Statements of Financial Condition

(000's omitted, except share data)

AS OF DECEMBER 31,	2001	2000
Assets		
Cash and Cash Equivalents	$ 52,043	$ 149,922
Cash and Securities Segregated Under Federal Regulations	78,368	3,610
Securities Purchased Under Agreements to Resell	59,113	134,111
Receivable from Brokers, Dealers and Clearing Organizations	177,506	63,468
Receivable from Customers	11,005	912
Securities Owned, at Market Value:		
Corporate Equities	156,088	132,389
United States Government Obligations	328,048	–
Options	68,449	8,664
Other	1,025	5,452
Commissions Receivable	4,971	4,007
Exchange Memberships Contributed for Use, at Market Value	26,760	24,000
Exchange Memberships Owned, at Cost (Market Value of $84,453 and $52,000, Respectively)	75,315	50,300
Office Equipment and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $5,485 and $2,622, Respectively	6,475	3,371
Intangible Assets, Net of Accumulated Amortization:		
Specialist Stock List	392,332	185,982
Trade Name	25,011	25,676
Goodwill	469,963	191,235
Other Assets	68,365	21,023
Total Assets	$2,000,837	$1,004,122
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to Brokers and Dealers	$ 62,879	$ 4,068
Payable to Customers	63,238	4,051
Securities Sold, But Not Yet Purchased, at Market Value	190,177	60,726
Accrued Compensation	54,113	29,240
Accounts Payable and Other Accrued Expenses	65,813	28,319
Income Taxes Payable	14,753	10,329
Deferred Tax Liabilities	165,541	74,660
	616,514	211,393
Long Term Debt	363,170	355,893
Subordinated Liabilities:		
Exchange Memberships, at Market Value	26,760	24,000
Other Subordinated Indebtedness	66,035	41,935
	92,795	65,935
Preferred Stock, Liquidation Value of $1,000 Per Share; 10,000,000 Shares Authorized; 100,000 and 0 Shares Issued and Outstanding at December 31, 2001 and December 31, 2000, Respectively	94,531	–
Common Stock, $.01 Par Value, 200,000,000 Shares Authorized; 58,733,955 and 49,069,521 Shares Issued and Outstanding at December 31, 2001 and December 31, 2000, Respectively	587	491
Additional Paid-In Capital	671,422	273,347
Retained Earnings	168,780	104,665
Unearned Compensation	(6,962)	(7,602)
Total Stockholders' Equity	928,358	370,901
Total Liabilities and Stockholders' Equity	$2,000,837	$1,004,122

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Operations

(000's omitted, except share data)

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Revenues:			
Net Gain on Principal Transactions	$340,795	$282,948	$150,971
Commissions	62,866	45,381	37,222
Other	20,469	16,480	12,844
Total Revenues	424,130	344,809	201,037
Expenses:			
Employee Compensation and Related Benefits	110,832	88,759	34,268
Interest	52,049	41,893	8,286
Depreciation and Amortization of Intangibles	39,450	18,476	5,144
Exchange, Clearing and Brokerage Fees	22,367	5,148	3,601
Lease of Exchange Memberships	20,536	10,933	8,416
Legal and Professional Fees	4,959	1,868	1,622
Communications	4,795	1,500	1,193
Occupancy	3,932	1,310	998
Other	8,499	8,345	3,041
Total Expenses before Managing Directors' Compensation, Limited Partners' Interest in Earnings of Subsidiary and Provision for Income Taxes	267,419	178,232	66,569
Income before Managing Directors' Compensation, Limited Partners' Interest in Earnings of Subsidiary and Provision for Income Taxes	156,711	166,577	134,468
Managing Directors' Compensation	–	–	56,191
Income before Limited Partners' Interest in Earnings of Subsidiary and Provision for Income Taxes	156,711	166,577	78,277
Limited Partners' Interest in Earnings of Subsidiary	–	–	25,344
Income before Provision for Income Taxes	156,711	166,577	52,933
Provision for Income Taxes	85,124	84,654	23,899
Net Income	$ 71,587	$ 81,923	$ 29,034
Weighted-Average Shares Outstanding:			
Basic	55,691	48,167	40,443
Diluted	56,948	48,581	40,443
Earnings Per Share:			
Basic	$ 1.15	$ 1.70	$ 0.72
Diluted	$ 1.13	$ 1.69	$ 0.72

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Changes in Stockholders' Equity/Members' Capital
(000's omitted)

	Common Stock Shares	Common Stock Amount	Preferred Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compen-sation	Members' Capital	Total
BALANCE, December 31, 1998	–	$ –	$ –	$ –	$ –	$ –	$ 77,093	$ 77,093
Net Income Through August 23, 1999	–	–	–	–	–	–	6,292	6,292
Contributions to Capital	–	–	–	–	–	–	18,096	18,096
Distributions of Capital	–	–	–	–	–	–	(8,095)	(8,095)
Balance, Pre-Organization	–	–	–	–	–	–	93,386	93,386
Exchange of Membership Interests for Shares of Common Stock	35,375	354	–	93,032	–	–	(93,386)	–
Initial Public Offering of Common Stock	10,500	105	–	134,689	–	–	–	134,794
BALANCE, Post-Reorganization and Initial Public Offering	45,875	459	–	227,721	–	–	–	228,180
Net Income (August 24, 1999 through December 31, 1999)	–	–	–	–	22,742	–	–	22,742
Compensation Related to Restricted Stock Units Granted	–	–	–	1,050	–	–	–	1,050
BALANCE, December 31, 1999	45,875	459	–	228,771	22,742	–	–	251,972
Net Income	–	–	–	–	81,923	–	–	81,923
Issuance of Shares to Webco	2,800	28	–	32,284	–	–	–	32,312
Issuance of Restricted Stocks, Shares for Option Exercises and Related Compensation	395	4	–	12,292	–	(7,602)	–	4,694
BALANCE, December 31, 2000	49,070	491	–	273,347	104,665	(7,602)	–	370,901
Net Income	–	–	–	–	71,587	–	–	71,587
Grant of Stock Options to Former RPM Option Holders	–	–	–	89,623	–	–	–	89,623
Issuance of Stock for Option Exercises by Former RPM Option Holders	1,255	13	–	9,411	–	–	–	9,424
Issuance of Stock to Former RPM Stockholders	6,924	69	–	260,463	–	–	–	260,532
Issuance of Preferred Stock for RPM Acquisition	–	–	93,426	–	–	–	–	93,426
Preferred Stock Discount Accretion & Dividends	–	–	1,105	–	(7,472)	–	–	(6,367)
Issuance of Stock Related to Other Acquisitions	1,254	12	–	29,993	–	–	–	30,005
Recognition of a Tax Benefit Related to Employee Option Exercises	–	–	–	2,496	–	–	–	2,496
Issuance of Restricted Stock, Shares for Option Exercises and Related Compensation	231	2	–	6,089	–	640	–	6,731
BALANCE, December 31, 2001	58,734	$587	$94,531	$671,422	$168,780	$(6,962)	$ –	$928,358

The accompanying notes are an integral part of these condensed consolidated statements.

Consolidated Statements of Cash Flows

(000's omitted)

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Cash Flows from Operating Activities:			
Net Income	$ 71,587	$ 81,923	$ 29,034
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:			
Depreciation and Amortization of Intangibles	39,450	18,476	5,144
Amortization of Debt Issuance Costs and Bond Discount	1,763	2,911	204
Compensation Expense Related to Stock-Based Compensation	6,235	4,343	1,050
Tax Benefit Related to Exercise of Stock Options	18,681	112	–
Deferred Tax Provision (Benefit)	(5,694)	(4,097)	335
Changes in Assets and Liabilities:			
Cash and Securities Segregated Under Federal Regulations	(74,758)	(3,610)	–
Securities Purchased Under Agreements to Resell	74,998	(108,689)	(4,322)
Receivable from Brokers, Dealers and Clearing Organizations	(114,038)	(29,806)	21,146
Receivable from Customers	(10,093)	(912)	–
Corporate Equities	(23,699)	16,174	(33,569)
United States Government Obligations	(328,048)	1,471	(3)
Options	(59,785)	(8,664)	–
Other Securities Owned	4,427	(2,937)	(1,155)
Commissions Receivable	(964)	(172)	(826)
Other Assets	(47,341)	(13,065)	(4,932)
Payable to Brokers and Dealers	58,811	(3,658)	3,834
Payable to Customers	59,187	4,051	–
Securities Sold, But Not Yet Purchased	129,451	23,826	(30,996)
Accrued Compensation	24,873	17,224	(5,719)
Accounts Payable and Other Accrued Expenses	49,276	22,797	(2,166)
Income Taxes Payables	4,424	5,025	8,395
Net Cash (Used in) Provided by Operating Activities	(121,257)	22,723	(14,546)
Cash Flows from Investing Activities:			
Payment for Purchase of an Exchange Membership	(2,000)	–	–
Net Cash Received from (Paid for) Acquisitions	29,050	(189,269)	–
Repayment of Subordinated Debt and Promissory Note	(7,700)	(10,573)	(5,000)
Payments for Purchases of Office Equipment and Leasehold Improvements	(3,497)	(2,754)	(228)
Payments to Limited Partners for Redemption of Interests Upon Reorganization	–	–	(140,186)
Net Cash Provided by (Used in) Investing Activities	15,853	(202,596)	(145,414)
Cash Flows from Financing Activities:			
Proceeds from Exercise of Stock Options	9,892	328	–
Payment of Preferred Dividends	(2,367)	–	–
Net Proceeds from Initial Public Offering	–	–	134,794
Net Proceeds from Long Term Debt	–	245,693	103,242
Payments to Members Upon Reorganization	–	–	(9,025)
Proceeds from Contributions of Capital	–	–	18,096
Payments for Distributions of Capital	–	–	(8,095)
Net Cash Provided by Financing Activities	7,525	246,021	239,012
(Decrease) Increase in Cash and Cash Equivalents	(97,879)	66,148	79,052
Cash and Cash Equivalents, Beginning of Year	149,922	83,774	4,722
Cash and Cash Equivalents, End of Year	$ 52,043	$ 149,922	$ 83,774
Supplemental Disclosure of Cash Paid For:			
Interest	$ 46,722	$ 29,609	$ 4,557
Income Taxes	65,700	88,443	17,989
Supplemental Non-Cash Financing and Investing Activities:			
Acquisitions:			
Intangible Assets	$ 534,938	$ 171,936	$ –
Fair Value of Tangible Assets Acquired, Other Than Cash	229,665	33,863	–
Deferred Tax Liabilities Related to Intangible Assets	95,994	61,774	–
Other Liabilities	185,359	–	–
Common Stock Issuance	290,468	32,312	–
Net Increase in Additional Paid in Capital Related to Stock Based Awards	108,259	4,692	1,050
Issuance of Restricted Stock to Employees	2,332	8,313	–
Exchange of Membership Interests for Shares of Common Stock	–	–	93,386
Issuance of Subordinated Debt and Shares of Common Stock for Redemption of Limited Partner Interests Upon Reorganization	–	–	23,821

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of LaBranche & Co Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, LaBranche & Co. LLC, a New York limited liability company ("LaBranche"), Henderson Brothers, Inc., a Delaware corporation ("Henderson Brothers"), ROBB PECK McCOOEY Clearing Corporation, a New York corporation ("RPM Clearing Corporation"), and Internet Trading Technologies, Inc., a Delaware corporation ("ITTI" and, collectively with the Holding Company, LaBranche, Henderson Brothers and RPM Clearing Corporation, the "Company"). The Holding Company is the sole member of LaBranche and 100% stockholder of Henderson Brothers, RPM Clearing Corporation and ITTI. LaBranche is a registered broker-dealer and operates primarily as a specialist in equity securities listed on the New York Stock Exchange, Inc. (the "NYSE") and as a specialist in equities and options on the American Stock Exchange (the "AMEX"). Henderson Brothers is also a registered broker-dealer and a member of the NYSE and primarily provides clearance services to customers of introducing brokers and provides direct access floor brokerage to institutional customers. RPM Clearing Corporation is a registered broker-dealer and a member of the NYSE and other exchanges and provides clearing, prime brokerage and execution services. ITTI provides front-end order execution systems, analysis and reporting solutions for the wholesale securities dealer market.

As of December 31, 2001, the Company's subsidiaries Henderson Brothers and ITTI merged with and into RPM Clearing Corporation, which changed its name to LaBranche Financial Services, Inc. ("LFSI"), effective January 1, 2002. The Company remains the sole shareholder of LFSI.

2. INITIAL PUBLIC OFFERING AND DEBT ISSUANCE

On August 24, 1999, the Company reorganized from partnership to corporate form, upon the members of LaB Investing Co. L.L.C. ("LaB Investing") exchanging their membership interests for common stock in the Holding Company, and completed its initial public offering. In that offering, the Company sold 10,500,000 shares of common stock and received net proceeds of $134.8 million. Concurrently with the offering, the Company issued $100.0 million aggregate principal amount of Senior Notes.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management does not believe that actual results will differ materially from these estimates. Certain prior period amounts have been reclassified to conform with current presentation.

Basis of Consolidation

The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Intangible Assets

Intangible assets are comprised of the Company's specialist stock lists, trade name and goodwill from acquisitions and the limited partner buyout that occurred in concurrence with its reorganization to corporate form. The specialist stock lists and trade name are being amortized on a straight-line basis over 15 to 40 years and the goodwill is being amortized on a straight-line basis over 15 years. The allocations of purchase price and determinations of useful lives were based upon independent appraisals for all acquisitions through March 2001. In addition, the useful lives of the specialist stock lists were determined based upon analysis of historical turnover characteristics of the specialist stocks comprising these lists. For acquisitions subsequent to March 2001, the allocations of purchase price and determinations of useful lives were based upon management analysis of revenues, consideration paid, common stock listings and other relevant data and ratios.

The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company would use an estimate of undiscounted net income over the remaining life in measuring whether the assets are recoverable.

Exchange Memberships

Exchange memberships owned by the Company are carried at cost.

Certain members of the Company have contributed the use of 12 memberships on the NYSE and one membership on the AMEX to the Company. These memberships are subordinated to claims of general creditors and are carried at market value with a corresponding amount recorded in subordinated liabilities. Lease payments are paid by the Company to its managing directors and employees for the use of the exchange memberships at a rate that is commensurate with the rent paid to nonaffiliated parties for the use of their exchange memberships.

The Company leases additional memberships on the NYSE and AMEX from nonaffiliated parties and makes lease payments to these parties at the prevailing market rates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than three months.

Securities Transactions

Principal securities transactions and the related revenues and expenses are recorded on a trade date basis. Customer securities transactions and the related revenues and expenses are recorded on a settlement date basis, which does not differ materially from trade date basis. Receivables from and payables to customers represent amounts due from or to customers of the Company in connection with cash and margin securities transactions. Amounts receivable are collateralized by customers' securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying consolidated financial statements. Securities owned and securities sold, but not yet purchased are reflected at market value and unrealized gains and losses are reflected in net gain on principal transactions. Dividends and Securities and Exchange Commission ("SEC") fees are also included in net gain on principal transactions. Dividend income and expense are recognized on the record date, which does not differ materially from the ex-date. In the normal course of business, the Company is permitted to use client margin securities to finance customer securities transactions, subject to certain regulatory guidelines.

Depreciation and Amortization

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of office equipment and the lesser of the economic useful life of the leasehold improvement or the term of the lease.

Collateralized Financing Transactions

Securities purchased and sold under agreements to resell and repurchase, as well as securities borrowed and loaned for which cash is deposited or received, are treated as collateralized financing transactions and are recorded at contract amount plus accrued interest. It is the policy of the Company to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. The market value of securities received for securities purchased under agreements to resell at December 31, 2001 approximates 102% of cash paid. None of the securities received were subsequently repledged or resold.

Reportable Operating Segment

The Company considers its present operations to be one reportable segment for purposes of presenting consolidated financial information and for evaluating its performance. The financial statement information presented in the accompanying consolidated financial statements is consistent with the preparation of financial information for the purpose of internal use.

Managing Directors' Compensation

Prior to the reorganization of the Company on August 24, 1999, the managing directors of LaBranche were the members of LaB Investing. LaBranche paid out substantially all of its earnings as compensation expense to its managing directors. Subsequent to August 24, 1999, the managing directors of the Company are compensated based on an annual salary as well as an incentive-based compensation pool, which is determined based upon a certain percentage of pre-tax income.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination, requiring that the purchase method of accounting be used in all business combinations initiated after June 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets acquired individually or with a group of assets. The statement provides that intangible assets with indefinite useful lives will no longer be amortized, effective for fiscal years beginning after December 15, 2001 for intangible assets existing at June 30, 2001 or effective immediately for intangible assets acquired after June 30, 2001. Rather, these assets will be tested at least annually for impairment by applying a fair-value based test. In addition, intangible assets with finite useful lives continue to be amortized over their useful lives, which are no longer limited to 40 years. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. Accordingly, commencing January 2002, the Company will cease amortization of recorded goodwill and intangible assets with indefinite useful lives and the amortization expense for these intangible assets will no longer be included in the results of operations. The Company does not anticipate incurring any impairment charges upon implementation of SFAS No. 142. However, it is possible that in the future, after periodic testing, the Company may incur impairment charges related to the carrying value of goodwill and intangible assets recorded in its financial statements. The Company expects the effect of adoption of SFAS No. 142 will materially increase its future results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the implementation of SFAS No. 144 will have a material impact on the financial statements.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The balances presented as receivables from and payables to brokers, dealers and clearing organizations consist of the following (000's omitted):

FOR THE YEARS ENDED DECEMBER 31,	2001	2000
Receivable from Brokers, Dealers and Clearing Organizations:		
Pending Trades, Net Option Trading Activity	$ 49,195	$ –
Securities Borrowed	103,356	49,436
Receivable from Clearing Organizations	6,980	2,102
Securities Failed to Deliver	16,552	1,654
Other Receivables from Brokers and Dealers	1,423	10,276
	$177,506	$63,468
Payable to Brokers and Dealers:		
Pending Trades, Net Equity Trading Activity	$ 18,209	$ –
Payable to Noncustomers	23,346	–
Securities Failed to Receive	12,102	3,938
Securities Loaned	8,050	–
Other Payables to Brokers and Dealers	1,172	130
	$ 62,879	$ 4,068

Securities borrowed transactions require the Company to deposit cash with the lender. As of December 31, 2001, the Company had borrowed securities related to securities sold, but not yet purchased, with a market value of $103.4 million.

With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. If the Company's counterparties to its securities loaned transactions have the right by contract or custom to sell or repledge the Company's pledged proprietary securities, then the Company will disclose these securities as "securities pledged to counterparties" on the accompanying consolidated statement of financial condition. As of December 31, 2001, there were no proprietary securities pledged related to the Company's securities loaned transactions included in securities pledged to counterparties, and securities loaned included customer securities of approximately $1.2 million.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

5. INCOME TAXES

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets and liabilities relate to stock-based compensation, amortization periods of certain intangibles and differences between the financial and tax basis of assets acquired. The Company's effective tax rate differs from the federal statutory rate primarily due to the non-deductible amortization of intangible assets.

The components of provision for income taxes reflected on the consolidated statements of operations are set forth below (000's omitted):

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Current Income Taxes:			
Federal	$ 58,538	$61,123	$18,267
State and Local	32,280	27,628	5,297
Total Current	90,818	88,751	23,564
Deferred Income Taxes:			
Federal	(3,670)	(2,822)	260
State and Local	(2,024)	(1,275)	75
Total Deferred	(5,694)	(4,097)	335
Total Income Tax Expense	$ 85,124	$84,654	$23,899

The following table presents the components of deferred tax asset and liability balances (000's omitted):

FOR THE YEARS ENDED DECEMBER 31,	2001	2000
Deferred Tax Assets:		
Deferred Compensation	$ 16,521	$ –
Other	1,565	3,081
Total Deferred Tax Assets	$ 18,086	$ 3,081
Deferred Tax Liabilities:		
Acquisitions	$161,550	$72,472
Other	3,991	2,188
Total Deferred Tax Liabilities	$165,541	$74,660

A reconciliation of the statutory U.S. Federal Income Tax Rate of 35% to the Company's effective income tax rate is set forth below:

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
U.S. Federal Income Tax Rate	35.0%	35.0%	35.0%
Increase (Decrease) in Taxes Related to:			
State and Local Taxes	11.4	11.6	14.4
Nondeductible Intangibles	8.3	4.5	2.9
Conversion to Corporate Form	–	–	(7.6)
Other	(0.4)	(0.3)	0.4
Effective Tax Rate	54.3%	50.8%	45.1%

6. CAPITAL AND NET LIQUID ASSET REQUIREMENTS

LaBranche, as a specialist and member of the NYSE, is subject to SEC Rule 15c3-1 as adopted and administered by the NYSE and the SEC. LaBranche is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined.

As of December 31, 2001 and 2000, LaBranche's net capital, as defined under SEC Rule 15c3-1, was $484.2 million and $293.4 million, respectively, which exceeded minimum requirements by $481.4 million and $290.3 million, respectively. LaBranche's aggregate indebtedness to net capital ratio was .09 to 1 and .16 to 1, as of December 31, 2001 and 2000, respectively.

Additionally, as registered broker-dealers and member firms of the NYSE, Henderson Brothers and RPM Clearing Corporation are also subject to SEC Rule 15c3-1 as adopted and administered by the NYSE and the SEC. Under the alternative method permitted by this rule, the minimum required net capital shall be equal to the greater of $250,000 or 2% of aggregate debit items as defined. As of December 31, 2001, the combined net capital of these subsidiaries as defined under SEC Rule 15c3-1 was $20.5 million which exceeded minimum requirements by $19.7 million.

As clearing broker-dealers, Henderson Brothers and RPM Clearing Corporation have elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed in order for correspondent firms to classify their assets held by Henderson Brothers or RPM Clearing Corporation as allowable assets in the correspondents' net capital calculation. At December 31, 2001, the combined reserve requirement of these subsidiaries was approximately $23.3 million. Additionally, these subsidiaries have combined cash and securities on deposit in a Special Reserve Bank Account of $24.8 million as of January 3, 2002, to comply with their December 31, 2001 requirements.

The NYSE generally requires its specialist firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement. Effective October 30, 2000, with SEC approval, the NYSE changed Rule 104, its minimum net liquid asset requirements. Specialist units that exceed five percent in any of the NYSE's four concentration measures must maintain minimum net liquid assets based upon the securities for which they act as the specialist. The requirements state that the net liquid assets must be equivalent to $4.0 million for each stock in the Dow Jones Industrial Average, $2.0 million for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stock included in the previous classifications, $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 for each stock not included in any of the above classifications. In addition, the NYSE requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist entities to maintain net liquid assets equivalent to the greater of either: (1) the aggregate net liquid assets of the specialist entities prior to their combination or (2) the new capital requirements prescribed under Rule 104. Net liquid assets for a specialist who also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1.

As of December 31, 2001 and 2000, LaBranche's NYSE minimum required dollar amount of net liquid assets, as defined, was $446.0 million and $284.3 million, respectively, compared to actual net liquid assets, as defined, of $491.5 million and $305.0 million, respectively.

7. ACQUISITIONS

Effective August 24, 1999, the limited partnership interests of $37.1 million in LaBranche were acquired at an excess purchase price of $127.4 million over the limited partners' capital balances. The redemption of the limited partners' interests was accounted for as a step acquisition under the purchase method of accounting. The excess of purchase price over the limited partners' capital balances was allocated to intangible assets and assigned lives as follows:

	Original Amount	Life
Specialist Stock List	$ 93.6 million	40 years
Trade Name	26.6 million	40 years
Goodwill	7.2 million	15 years
	$127.4 million	

Effective March 2, 2000, the Holding Company acquired all the outstanding capital stock of Henderson Brothers Holdings, Inc., which in turn wholly owned Henderson Brothers, a specialist on the NYSE, for an aggregate purchase price of approximately $228.4 million. The acquisition was accounted for under the purchase method of accounting. The results of Henderson Brothers' operations have been included in the Company's consolidated financial statements since March 3, 2000. The excess of purchase price over fair value of net tangible assets of approximately $204.9 million was allocated to intangible assets with corresponding respective lives as follows:

	Original Amount	Life
Specialist Stock List	$ 87.7 million	40 years
Goodwill	117.2 million	15 years
	$204.9 million	

Effective March 9, 2000, the Holding Company acquired, through a merger, Webco Securities, Inc. ("Webco"), a specialist on the NYSE, for an aggregate purchase price of $11.0 million in cash, $3.0 million in senior promissory notes and 2.8 million shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting. The results of Webco's specialist operations have been included in the Company's consolidated financial statements since March 10, 2000. The excess of purchase price over fair value of net tangible assets of approximately $28.8 million was allocated to intangible assets with corresponding respective lives as follows:

	Original Amount	Life
Specialist Stock List	$ 9.8 million	36 years
Goodwill	19.0 million	15 years
	$28.8 million	

Effective December 21, 2000, LaBranche acquired an AMEX specialist unit from a joint venture of Midland Trading L.P., Pal-Bro Partners L.L.C. and Cohen Specialists L.L.C. The acquisition was accounted for under the purchase method of accounting. The results of the AMEX specialist unit operations have been included in the Company's consolidated financial statements since December 22, 2000. The excess of purchase price over fair value of net tangible assets of approximately $3.8 million was allocated to goodwill.

Effective March 13, 2001, the Holding Company acquired all the outstanding capital stock of ITTI, a company that provides front-end order execution, analysis and reporting solutions for the wholesale securities dealer market. Through December 31, 2001, ITTI was operated by the Company as a separate subsidiary. The excess of purchase price over fair value of net tangible assets of approximately $4.3 million was allocated to goodwill.

Effective March 15, 2001, the Holding Company acquired, through a merger, ROBB PECK McCOOEY Financial Services, Inc. ("RPM") for an aggregate of approximately 6.9 million shares of the Company's common stock and shares of the Company's non-convertible preferred stock having an aggregate face and liquidation value of approximately $100.0 million and a fair value of approximately $93.4 million. Each share of the Series A preferred stock entitles the holder thereof to cumulative preferred cash dividends at an annual rate of 8% for the first four years, 10% for the fifth year and 10.8% thereafter, certain voting rights and preferred distributions upon liquidation. In addition, the Company assumed RPM's obligations under RPM's outstanding option agreements with its employees. Thus, each option to purchase RPM common stock was converted into a vested option to purchase 98.778 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting and the results of RPM's operations have been included in the Company's consolidated financial statements since March 16, 2001. The excess of purchase price over fair value of net tangible assets of approximately $452.5 million was allocated to intangible assets with corresponding respective lives as follows:

	Original Amount	Life
Specialist Stock List	$180.0 million	40 years
Goodwill	272.5 million	15 years
	$452.5 million	

The allocation of purchase price and determination of useful lives for the RPM acquisition was based upon an independent appraisal as of a preliminary date. The useful lives of the specialist stock lists were determined based upon analysis of historical turnover characteristics of the specialist stocks comprising these lists.

Effective August 13, 2001, LaBranche acquired all the assets relating to the AMEX stocks and options specialist operations of Cranmer & Cranmer, Inc. ("Cranmer") for an aggregate of approximately $9.2 million, 100,000 shares of the Company's common stock and an amount equal to the equity capital of Cranmer, including the net value of Cranmer's open security positions on the closing date of the acquisition. The excess of purchase price over fair value of net tangible assets of approximately $14.0 million was allocated to specialist stock list and goodwill. The acquisition was accounted for under the purchase method of accounting. The results of the AMEX specialist operations formerly conducted by Cranmer have been included in the Company's consolidated financial statements since August 14, 2001.

Effective September 20, 2001, LaBranche acquired the interests in the Freedom Specialist Inc. ("Freedom"), R. Adrian & Company, LLC ("Adrian") and LaBranche Joint Book (the "Joint Book") which it did not previously own for an aggregate of approximately $13.6 million in cash, 54,750 shares of the Company's common stock and an amount equal to Freedom's and Adrian's respective shares of the equity capital of the Joint Book on the closing date of the acquisition. The acquisition was accounted for under the purchase method of accounting. The excess of purchase price over fair value of net tangible assets of approximately $15.0 million was allocated to specialist stock list and goodwill. The results of the operations formerly conducted by the Joint Book in which LaBranche previously did not own an interest have been included in the Company's consolidated financial statements since September 21, 2001.

Effective October 18, 2001, LaBranche acquired Bocklet & Company, LLC ("Bocklet") for an aggregate of $20.0 million in cash, of which $5.0 million was paid upon the closing and the remaining amount will be paid in equal installments three, six and nine months from the closing date, and 1,100,000 shares of the Company's common stock. In addition, an amount equal to the equity capital of Bocklet on the closing date of the acquisition will be paid in equal installments three, six and nine months from the closing date. The acquisition was accounted for under the purchase method of accounting. The excess of purchase price over fair value of net tangible assets of approximately $53.4 million was allocated to specialist stock list and goodwill. The results of the operations formerly conducted by Bocklet have been included in the Company's financial statements since October 19, 2001.

8. COMMITMENTS

During January 2001, LaBranche extended its $200 million committed line of credit with a U.S. commercial bank through February 1, 2002. In February 2002, LaBranche extended this line-of-credit to February 27, 2003. Any amounts outstanding under this credit facility would be secured by our inventory of specialist stocks and bear interest at the U.S. commercial bank's broker loan rate. To date, we have not utilized this facility.

Minimum rental commitments under existing noncancellable leases for office space and equipment are as follows:

Year Ending December 31,	
2002	$3,185,653
2003	2,836,999
2004	2,437,880
2005	2,378,781
2006	1,598,683
Thereafter	1,335,244

These leases contain escalation clauses providing for increased rentals based upon maintenance and tax increases.

9. SUBORDINATED LIABILITIES

LaBranche is a party to subordinated loan agreements under which it has indebtedness approved by the NYSE for inclusion as net capital, as defined. Interest is payable quarterly at various annual rates. Five of the agreements representing $2,650,000 mature within the last six months of 2002 and six agreements representing $2,985,000 mature within the first six months of 2003. These agreements all have automatic rollover provisions, and each scheduled maturity date will be extended an additional year, unless the lender gives LaBranche seven months advance notice that the maturity date will not be extended. In addition, four subordinated loan agreements representing $2,400,000, which do not have automatic rollover provisions, mature within the last six months of 2002. Interest expense incurred for the years ended December 31, 2001, 2000 and 1999, on these agreements was approximately $0.6 million, $1.0 million and $1.1 million, respectively.

LaBranche also issued seven subordinated notes representing aggregate indebtedness of $20,000,000 which mature on September 15, 2002, and bear interest at an annual rate of 8.17% payable on a quarterly basis. LaBranche also issued an additional five subordinated notes representing aggregate indebtedness of $15,000,000 which mature on June 3, 2008 and bear interest at an annual rate of 7.69% payable on a quarterly basis. These notes are senior to all other subordinated notes of LaBranche. Interest expense incurred for the years ended December 31, 2001, 2000 and 1999, on these notes was approximately $2.8 million for each year. The agreements covering these subordinated notes require LaBranche to comply with certain covenants that, among other things, restrict the type of business in which LaBranche may engage, set certain net capital levels and prohibits restricted payments.

In connection with the acquisition of RPM, LaBranche assumed secured demand note obligations in the amount of $1.0 million and $8.0 million with maturity dates of April 2003 and June 2003, respectively. Interest with respect to these obligations is payable monthly at adjusting variable rates. These agreements have automatic rollover provisions, and the scheduled maturity date of each such obligation will be extended an additional year, unless the lender gives LaBranche seven months advance notice that the maturity date will not be extended. In October 2001 LaBranche issued two additional secured demand note obligations for $3.0 million and $11.0 million with annual interest rates of 10%, which do not have an automatic rollover provision and mature within the last six months of 2002. Interest for these agreements is payable quarterly. During August 2001 LaBranche cancelled a subordinated secured demand note agreement representing $1,300,000 and paid any accrued interest. Interest expense incurred for the years ended December 31, 2001, 2000 and 1999, on the notes was approximately $1.0 million, $108,333 and $123,333 respectively.

As of December 31, 2001, the Holding Company also had $3.3 million of subordinated debt which had been assumed in connection with the RPM acquisition.These notes are placed with family members of former employees of RPM. This debt has maturities ranging from the first half of 2002 through the first half of 2006, and bears interest at an annual rate between 9.0% and 12.5%, payable on a quarterly basis. One of these agreements, representing $295,000, has an automatic rollover provision that extends the maturity for an additional year, unless the lender provides notice at least 30 days prior to maturity. Interest expense incurred on these obligations for the years ended December 31, 2001, 2000 and 1999 was approximately $314,000, $0 and $0, respectively.

10. EARNINGS PER SHARE

Earnings per share ("EPS") are computed in accordance with SFAS No. 128, "Earnings Per Share." Basic EPS is calculated by dividing net income by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares. For purposes of determining weighted-average shares outstanding for periods prior to the Company's reorganization from partnership to corporate form, the outstanding shares were determined based on the conversion ratio of members' capital to common stock issued to the members upon reorganization.

The computations of basic and diluted EPS are set forth below, (000's omitted, except per share data):

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Net Income	$71,587	$81,923	$29,034
Less Preferred Dividends and Accretion	7,472	–	–
Numerator for Basic and Diluted Earnings Per Common Share – Net Income	$64,115	$81,923	$29,034
Denominator for Basic Earnings Per Share – Weighted-Average Number of Common Shares	55,691	48,167	40,443
Dilutive Shares:			
Stock Options	822	150	–
Restricted Stock	50	14	–
Restricted Stock Units	385	250	–
Denominator for Diluted Earnings Per Share – Weighted-Average Number of Common Shares	56,948	48,581	40,443
Basic Earnings Per Share	$ 1.15	$ 1.70	$ 0.72
Diluted Earnings Per Share	$ 1.13	$ 1.69	$ 0.72

Under the treasury stock method of accounting, restricted stock units representing 368,740, 699,990 and 1,062,600 shares of common stock, restricted stock representing 222,579, 286,308 and 0 shares of common stock and options to purchase an aggregate of 2,010,865, 1,000,471 and 1,200,000 shares of common stock for the years ended December 31, 2001, 2000 and 1999, respectively, were not included in the calculation of diluted earnings per share due to their antidilutive effect.

11. EMPLOYEE INCENTIVE PLANS

Equity Incentive Plan

The Company has elected to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No. 25 as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value on the date of grant.

The Company sponsors an Equity Incentive Plan which provides for grants of incentive stock options, nonqualified stock options, restricted shares of common stock, restricted stock units, unrestricted shares and stock appreciation rights.

Upon inception, 4,687,500 shares of common stock were reserved for issuance under the Equity Incentive Plan. During July 2001, the board of directors approved an increase in the number of shares of the Company's common stock available for issuance under the Equity Incentive Plan by an additional 3,000,000 shares. The effectiveness of this increase is subject to the approval of the stockholders of the Company at the next annual or special meeting of stockholders. The maximum number of shares of common stock with respect to which options, restricted stock, restricted stock units or other equity-based awards may be granted under the Equity Incentive Plan during any calendar year to any employee may not exceed 500,000 shares, subject to adjustment upon certain corporate transactions.

On August 18, 1999, restricted stock units with respect to 1,059,000 shares of common stock were granted to employees who were not managing directors with an issue cost of $0 to the employees and a fair market value of $14 per share. In October 1999 and March 2000, respectively, restricted stock units for an additional 3,600 and 2,055 shares of common stock were issued to two different employees with an issue cost of $0 to the employees and a fair market value of $9.50 and $13.69 per share, respectively. These restricted stock units, which are subject to continuing service with the Company and other restrictions, generally vest in three annual installments commencing on the third anniversary of the grant date. Compensation expense is being recognized over the five-year vesting period on a straight-line basis. During the years ended 2001 and 2000, 60,142 and 36,891 shares, respectively, were forfeited as a result of a failure to meet vesting requirements. In addition, 136,405 and 77,502 shares, respectively, vested as part of severance arrangements. For the years ended December 31, 2001, 2000 and 1999, respectively, the Company recorded compensation expense and a credit to additional paid-in capital of approximately $3.3 million, $3.6 million and $1.1 million, respectively, related to these restricted stock units.

During August and September 2000, the Company issued to certain newly hired employees an aggregate of 200,000 and 100,000 shares of restricted stock, respectively, each with an issue cost of $.01 and a fair market value of $26.50 and $30.13 per share, respectively. These shares of restricted stock, which are subject to continuing service with the Company, vest in three annual installments on each anniversary of the grant date. Compensation expense is being recognized over the three year vesting period, with 25% already vested on the first anniversary of issuance, 35% vesting the second year and 40% vesting the third year. For the years ended December 31, 2001, 2000 and 1999 the Company recorded compensation expense of approximately $2.4 million, $711,000 and $0, respectively.

On March 13, 2001 the Company issued to certain newly hired employees an aggregate of 60,000 shares of restricted stock with an issue cost of $.01 and a fair market value of $38.87 per share. These shares of restricted stock, which are subject to continuing service with the Company, generally will vest in three annual installments on each anniversary of the grant date, although a portion vests in equal increments quarterly for three years from the grant date. For the years ended December 31, 2001, 2000 and 1999 the Company recorded compensation expense of approximately $616,000, $0 and $0, respectively.

Stock Options

On August 18, 1999, options to purchase an aggregate of 1,200,000 shares of common stock were granted to executive officers of the Company at market value. Of these options, 766,667 options were exercisable as of December 31, 2001. During 2001 and 2000, options to purchase 66,667 and 33,333 shares, respectively, were forfeited due to a failure to meet vesting requirements. In addition, 33,333 and 16,667 shares, respectively were exercised at a price of $14. The options to purchase the remaining 283,333 shares, which are subject to continuing service with the Company and other restrictions, will become exercisable on the third anniversary of the date of grant. These options generally will expire ten years from the date of grant, unless sooner terminated or exercised. Pursuant to APB No. 25, no compensation expense was recognized since, on the date of grant, these options had no intrinsic value. As of December 31, 2001, the outstanding options had an exercise price of $14 and a remaining life of approximately eight years.

On January 19, 2001, options to purchase an aggregate of 250,000 shares of common stock were granted to employees of the Company at market value. On March 12, 2001 options to purchase an aggregate of 12,500 shares of common stock were granted to an employee of the Company at market value. All of these options, which are subject to continuing service with the Company and other restrictions, will become exercisable in three equal annual installments commencing on the first anniversary of the date of grant. These options generally will expire ten years from the date of grant, unless sooner terminated or exercised. Pursuant to APB No. 25, no compensation expense was recognized since, on the date of grant, these options had no intrinsic value.

As part of the acquisition of RPM, the Company assumed RPM's obligations under the outstanding option agreements with RPM's employees. Each option to purchase RPM common stock was replaced with a vested option to purchase 98.778 shares of the Company's common stock. In aggregate, options to acquire 2,775,662 shares of the Company's common stock were granted in connection with the RPM acquisition at prices from $2.78 to $13.67 per share. During 2001, 1,254,603 of these options were exercised at prices ranging from $2.78 to $13.67 per share. The tax benefit associated with the exercise of these options has been recorded as an adjustment to goodwill, resulting in a decrease of approximately $16.2 million.

The estimated fair value of options granted during 1999 was $4.97 per option granted, during 2001 the weighted-average fair value of options granted to employees was $23.65 per option. Fair value is estimated as of the grant date based on a Black Scholes option pricing model using the following assumptions:

OPTIONS GRANTED IN:	March 2001	January 2001	1999
Risk-Free Interest Rate	4.89%	4.89%	5.25%
Expected Life	7 yrs	7 yrs	7 yrs
Volatility	66%	64%	40%
Dividend Yield	0%	0%	0%

In accordance with SFAS No. 123, compensation expense was not recognized on the date of the grant of the options since these options had no intrinsic value or were issued as part of purchase accounting for the acquisition of RPM. If the Company were to recognize compensation expense under the fair-value based method of SFAS No. 123, its net income would have decreased by approximately $1.8 million and $852,000 for the years ended December 31, 2001 and 2000, respectively, resulting in pro forma net income and earnings per share as follows (000's omitted, except per share data):

FOR THE YEARS ENDED DECEMBER 31,	2001	2000	1999
Net Income, As Reported	$71,587	$81,923	$29,034
Pro Forma Net Income	69,743	81,071	28,191
Diluted EPS, As Reported	1.13	1.69	0.72
Pro Forma EPS	1.09	1.67	0.70

The effect of applying SFAS No. 123 in the pro forma disclosure above may not be representative of the potential pro forma effect on net income in future periods.

Annual Incentive Plan

The Company also sponsors an Annual Incentive Plan. Managing directors and other employees designated by management are eligible to participate. Under this plan, a compensation pool of up to 30% of the Company's pre-tax income, or such lesser percentage determined by the compensation committee, is set aside for managing directors and other employees selected by the compensation committee to participate in this plan. In determining the compensation pool, the compensation expense relating to the grant of restricted stock units and the grant of restricted stock is deducted. Under the plan, no individual participant may receive more than 25% of the compensation pool for any fiscal year.

12. LONG TERM DEBT

Effective August 24, 1999, the Holding Company issued $100.0 million aggregate principal amount of Senior Notes. The Senior Notes bear interest at a rate of 9½% annually and mature on August 15, 2004. The carrying value of the Senior Notes as of December 31, 2001 is $99.9 million. The discount on the bond is being amortized as an adjustment to interest expense over the life of the Senior Notes. Debt issuance costs incurred as a result of the Senior Note offering were approximately $2.7 million, which are also being amortized on a straight-line basis as an adjustment to interest expense over the life of the Senior Notes. Interest expense incurred for the years ended December 31, 2001, 2000 and 1999 was approximately $10.1 million, $10.1 million and $3.5 million, respectively. The indenture covering the Senior Notes includes certain covenants that, among other things, limits the Company's ability to borrow money, pay dividends or repurchase stock, make investments, engage in transactions with stockholders and affiliates, create liens on assets, and sell assets or engage in mergers and consolidations except in accordance with certain specified conditions.

In addition, in connection with the reorganization of the Company from partnership to corporate form on August 24, 1999, the Holding Company issued a note in an aggregate principal amount of $16.0 million as partial payment for the acquisition of a limited partner interest. The note is payable in three annual installments, with $11.0 million of the aggregate principal amount already having been paid on the first and second anniversaries of issuance. The remaining $5.0 million principal amount is payable on the third anniversary of issuance. The note bears interest at the annual rate of 9½%. Interest expense incurred for the years ended December 31, 2001, 2000 and 1999 was approximately $783,750, $1.3 million and $538,000, respectively.

In connection with the acquisitions of Henderson Brothers and Webco, the Holding Company issued $250.0 million aggregate principal amount of Senior Subordinated Notes (the "Notes") that bear interest at a rate of 12.0% annually and mature on March 2, 2007. The carrying value of the Notes as of December 31, 2001 was $246.5 million. The discount on the Notes is being amortized as an adjustment to interest expense over the life of the Notes. Debt issuance costs incurred as a result of the Note offering were approximately $6.9 million, which are also being amortized as an adjustment to interest expense over the life of the Notes. Interest expense incurred for the years ended December 31, 2001, 2000 and 1999 was approximately $31.2 million, $25.8 million and $0, respectively. The indenture covering the Notes includes certain covenants that, among other things, limit the Company's ability to borrow money, pay dividends or repurchase stock, make investments, engage in transactions with stockholders and affiliates, create liens on assets, and sell assets or engage in mergers and consolidations except in accordance with certain specified conditions.

The Notes also require the Company, within 150 days after the end of each fiscal year, to offer to redeem from all holders of the Notes a principal amount equal to the Excess Cash Flow of the Company for the preceding fiscal year at a price equal to 103% of the principal amount being offered for purchase plus accrued and unpaid interest, if any, to the date of redemption. Each holder is entitled to be offered a pro rata share of the amount subject to redemption based upon his or her ownership percentage of the outstanding Notes. Excess Cash Flow is defined for this purpose as 40% of the amount by which the Company's consolidated EBITDA exceeds the sum of the Company's interest expense, tax expense, increase in net capital or net liquid asset requirements, capital expenditures, any cash payments related to acquisitions of NYSE specialists and any cash payments related to the Company's principal payments of certain other indebtedness. For the year ended December 31, 2001, there was no Excess Cash Flow, as defined for this purpose.

As of December 31, 2001, the Holding Company also had seven promissory notes, representing approximately $8.5 million, placed with former RPM employees and their family members. These notes are payable in equal annual installments on the anniversaries of issuance, with maturity dates ranging from the second half of 2002 through the first half of 2005, and bear interest at annual rates ranging from 8.0% to 12.0%, payable on a quarterly basis. The remaining four notes, representing approximately $2.3 million, represent deferred compensation of former RPM employees. These notes are payable in equal annual installments on the anniversaries of issuance, with maturity dates ranging from the second half of 2002 through the second half of 2004, and bear interest at annual rates ranging from 9.5% to 10.0%. Interest expense incurred on these notes for the years ended December 31, 2001, 2000 and 1999 was approximately $1.0 million, $0 and $0, respectively.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires companies to report the fair value of financial instruments for certain assets and liabilities. Substantially all of the Company's financial instruments are short-term in nature or carry market interest rates and, accordingly, approximate fair value.

The fair value of the fixed rate debt, in millions, is as follows:

FOR THE YEARS ENDED DECEMBER 31,	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior Debt	$ 99.9	$ 106.9	$ 99.9	$ 102.3
Senior Subordinated Debt	246.5	287.3	246.0	276.8
Fixed Rate Note	5.0	5.2	10.0	10.0
Other	71.1	75.9	41.9	41.5

The fair value of the Senior Notes and the Notes was determined based upon its market value as of December 31, 2001. The fair value of the fixed rate and other notes was determined using current market rates to discount its cash flows.

14. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the "Plan") that is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Prior to April 1, 2000, The Retirement Services Division of the Bank of New York acted as recordkeeper, while LaBranche acted as custodian and administrator. Effective April 1, 2000, the Plan was amended and restated and all assets were transferred to Fidelity Management Trust Company, which currently acts as custodian and trustee. The Fidelity Investment Institutional Operations Company acts as the recordkeeper of the Plan.

All employees are eligible to participate in the Plan after they have completed twelve months of service and have been credited with 1,000 hours of service. Participants are entitled to contribute voluntarily in an amount equal to not less than 1% and not more than 15% of their annual compensation, to a maximum amount permitted under the Internal Revenue Service ("IRS") regulations for the applicable Plan year. The Company, acting in its sole discretion, can declare and contribute to the Plan an employer matching contribution and an additional voluntary contribution. During the years ended December 31, 2001, 2000 and 1999, the Company contributed approximately $1.0 million, $590,000 and $423,000 respectively, as employer matching contributions to the Plan, and approximately $3.4 million, $2.0 million and $1.1 million respectively, as additional voluntary contributions.

Upon the completion of the acquisition of RPM, the employee participant balances of the Robb, Peck, McCooey 401(k) Plan totaling approximately $3.6 million were rolled over into the Plan. In addition, the Robb, Peck, McCooey Pension Trust and the Robb, Peck, McCooey Profit Sharing Plan were assumed by the Company. These plans were inactive during 2001, and on August 31, 2001, both plans were terminated subject to the ERISA and IRS provisions.

As of December 31, 2001, the Plan had approximately 492 participants compared to 230 participants as of December 31, 2000.

15. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET RISK

As a specialist on the NYSE, LaBranche is engaged in various securities trading and lending activities. In connection with its activities as a specialist, LaBranche assumes positions in stocks for which it is responsible. LaBranche is exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. LaBranche is exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE and AMEX. Additionally, in the event of nonperformance and unfavorable market price movements, LaBranche may be required to purchase or sell financial instruments, which may result in a loss to LaBranche.

LaBranche enters into collateralized financing agreements in which it extends short-term credit to major financial institutions. LaBranche controls access to the collateral pledged by the counterparties, which generally consists of U.S. equity and government securities. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

In addition, Henderson Brothers and RPM Clearing Corporation, through the normal course of business, enter into various securities transactions as agents. The execution, settlement and financing of those transactions can result in off-balance sheet risk and concentration of credit risk.

Henderson Brothers' and RPM Clearing Corporation's clearance activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose Henderson Brothers and RPM Clearing Corporation to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and Henderson Brothers and RPM Clearing Corporation have to purchase or sell securities at a loss. For margin transactions Henderson Brothers and RPM Clearing Corporation may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

Henderson Brothers and RPM Clearing Corporation seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Henderson Brothers and RPM Clearing Corporation monitor margin levels daily and pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions when necessary.

Henderson Brothers and RPM Clearing Corporation are engaged in various brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. Henderson Brothers and RPM Clearing Corporation may be exposed to the risk of default, which depends on the creditworthiness of the counterparty. It is Henderson Brothers' and RPM Clearing Corporation's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

16. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following 2000 pro forma consolidated results give effect to the Company's March 2000 acquisition of all the outstanding capital stock of Henderson Brothers, the March 2000 acquisition of Webco and the March 2000 issuance of $250.0 million of Senior Subordinated Notes as if they occurred on January 1, 2000. In addition, the 2000 pro forma consolidated results give effect to the March 2001 acquisition of RPM including the issuance of common stock, the issuance of preferred stock, the assumption of RPM's option agreements and the reversal of the historical results of operations for certain business lines (the "Acquisition Transactions"), as if they occurred on January 1, 2000. The 2001 pro forma consolidated results give effect to the Acquisition Transactions as if they occurred on January 1, 2001. The pro forma impact on revenues, pre-tax income and earnings are as follows (000's omitted, except per share data):

FOR THE YEARS ENDED DECEMBER 31,	2001 (Pro Forma)	2000 (Pro Forma)	1999 (Pro Forma)
Revenues	$450,928	$503,980	$296,869
Pre-tax Income	123,627	175,670	109,966
Net Income	53,846	78,226	51,800
EPS	0.77	1.21	1.20

Corporate Information

Directors and Officers


Michael LaBranche
Chairman, Chief Executive Officer and President


James G. Gallagher
Director and Executive Vice President


Al Hayward
Director and Executive Vice President


Robert M. Murphy
Director and Chief Executive Officer, LaBranche & Co. LLC


S. Lawrence Prendergast
Director and Executive Vice President, Finance


Harvey S. Traison
Director, Senior Vice President and Chief Financial Officer


Thomas E. Dooley
Director Co-Chairman/Chief Executive Officer of DND Capital Partners LLC


E. Margie Filter
Director


David A. George
Director (Since 6/01/01)


George E. Robb Jr.
Director

Stock Trading Information

Our common stock is quoted on the New York Stock Exchange under the symbol "LAB". The following table sets forth the range of high, low and closing prices for our common stock on the NYSE for the periods indicated:

	High	Low	Close
First Quarter 2000	$15.38	$11.31	$12.63
Second Quater 2000	$17.63	$11.13	$14.38
Third Quarter 2000	$36.25	$15.44	$33.38
Fourth Quarter 2000	$39.63	$22.19	$30.56
First Quarter 2001	$51.03	$27.69	$32.16
Second Quarter 2001	$44.52	$28.56	$29.00
Third Quarter 2001	$30.22	$19.50	$22.20
Fourth Quarter 2001	$35.11	$22.12	$34.46

Number of shareholders of record as of March 14, 2002: 149

Dividend Policy

We have never paid cash dividends on our common stock. We do not expect to declare or pay any dividends on our common stock in the foreseeable future, but intend to retain all earnings, if any, to invest in our operations. The payment of future dividends is within the discretion of our board of directors and will depend upon our future earnings, if any, our capital requirements, financial condition and other relevant factors.

Additional Corporate Information

Investor Relations Contacts
Harvey S. Traison
S. Lawrence Prendergast
Phone: (212) 425-1144
Fax: (212) 344-1469
Email: ir@labranche.com
Forms 10K & 10Q are available at www.labranche.com or upon request.

Annual Meeting
The Annual Meeting will convene at 9:00 a.m. on May 21, 2002 at The Regent Hotel
55 Wall Street, New York, NY.

Legal Counsel
Fulbright & Jaworski L.L.P.
New York, NY

Independent Auditors
Arthur Andersen LLP
New York, NY

Stock Transfer Agent and Registrar
U.S. Bank, N.A.
1555 North Rivercenter Drive, Suite 301
Milwaukee, WI 53212
(800) 637-7549

LaBranche & Co Inc.

One Exchange Plaza
New York, NY 10006-3008
(212) 425-1144
www.labranche.com